UNITED STATES

                    SECURITIES AND EXCHANGE COMMISSION

                           Washington, DC 20549

                                FORM 10-SB

               GENERAL FORM FOR REGISTRATION OF SECURTIES



       Pursuant to Section 12(b) or (g) of the Securities and Exchange
                                 Act of 1934




                             NATURE TREAT, INC.
           (Exact name of registrant as specified in its charter)


               Delaware                            72-1449943
        (State of organization)         (I.R.S. Employer Identification No.)



                 111 Tubing Road, Broussard, LA                70518
                (Address of principal executive offices)     (Zip Code)


         Registrant's telephone number, including area code:   (318) 839-1171

         Securities to be registered pursuant to Section 12(b) of the Act: None

       Securities to be registered pursuant to Section 12(g) of the Act: Common







Item 1.   Business.


(a) Business Development.

Nature Treat, Inc. was a Delaware Corporation,  incorporated  on  the  24th of
September,  1999.   Nature  Treat  was  organized  primarily  to  engage in a
comprehensive services program targeted to Environmental Clean-up Products. Nature Treat, Inc recently completed a merger with Amstar Acquistions, Inc.
in order to further their goal. Amstar Acquistions is a Nevada Corporation. Amstar Acquistions was the successor corporation. Amstar promptly changed its name to Nature Treat, Inc., a NV corporation.

(b) Business of Issuer.

COMPANY OBJECTIVE

Nature Treat, Inc. intends to set up a network of U.S. and International dealers to distribute our totally natural environmental remediation products. Nature Treat, Inc., has tested its products with many large and well known corporations which is shown in our product test manual. Nature Treat, Inc. offer an excellent profit potential to its potential dealers while retaining and excellent profit for itself. Nature Treat Products, Inc. feels that due to the totally natural, nature of their products and their effectiveness they will represent a new nitch in a market, which has been and will be enthusiastically received by the end users. The products manufactured by
Nature Treat, Inc. are proprietary to Nature Treat, Inc   and are  controlled
by our company. Nature Treat, Inc. will offer field support to our dealers through its highly trained staff with over 100 years of combined experience in the environmental remediation business. Its is the companies intention to distribute its products world wide and gain a large market share through the quality of its products, their effectiveness, and our excellent field support.

Item 2.   Management's Discussion and Analysis or Plan of Operation.

COMPANY STATEMENT

Nature Treat, Inc., comes to you with a management and technical team with over 100 years combined service in the oil and gas industry and the environmental remediation field.

After being immersed in the oil and gas industry, via the environmental end, throughout the United States over the past several years, Nature Treat has come upon a natural non-chemical solution to assist in the fight against the pollution of our soils, water, and our environment. Nature Treat offers an opportunity to help clean the environmental problems left by hydrocarbon products by using our all-natural line of products, these products include MicroSolv, EnviroSolv-LE, Nitracal-SC, Nitracal 100, All-Sor 1, All-Sor 2, Acid Sorb and our complete line of biodegradable pad and booms. A description of each of these products, its uses,its MSDS sheets, and instructions for its application are included with this company statement, in the product sheet section.
All of our products are manufactured from natural substances and will not, in and of themselves, create any pollution or hazard. Our remediation products work with natural hydrocarbon-consuming microbes. This is Mother Nature's way of cleaning herself. Nature Treat has developed various ways to assist her by shortening time required to remediate and by improving and increasing thoroughness.

Our products provide and enhance growth, reproduction, and vigor of the "bugs", whose food source is some form of hydrocarbon. Our products absorb and
encapsulate  the  waste so  there  is  no  leaching.   There  are  many  more
applications and uses for our products that could be best applied to your situation by speaking directly with one of our trained and experienced field agents.

Nature Treat, Inc., is a manufacturing/wholesale company that has the ability to supply its clients with the above-mentioned products and to supply total technical support for the use and application of these products. We offer a service record that has the highest regard for the client's customer and/or project and we are able to manufacture and deliver a line of products that will help eliminate virtually any hydrocarbon or hydrocarbon-based or salt contamination institute. Our spill clean-up products are a leap into the future, as they will absorb the spilled product's refuse to eliminate leaching back into the environment and when given time, will remediate themselves or dispose of the oil or spilled contaminate. Our field representatives are trained to provide preliminary sight evaluations and, in the case of more critical locations, will have the benefit of the base office expertise to assess and determine the course and products that suit your problem. Nature Treat, Inc., operates with a great measure of professionalism and expertise which easily distinguishes itself as a company that addresses the client's needs in every manner.

Nature Treat, Inc., teaches its dealers to convince their customers to take a proactive approach to contamination around their businesses, which is very practical with our "Do-it-yourself-product" line, therefore, avoiding those huge bills from environmental cleanup crews and, of course, possible fines. Nature Treat Inc., follows all local state, and federal regulations dealing with contamination by hydrocarbons.

                     TECHNOLOGIES TODAY FOR A CLEANER TOMORROW

                     THAT WILL FORGE FORWARD INTO THE MILLENIUM

We do not contend to have the only answer for all of the industry's environmental problems, but what we offer is an added choice of solutions to help resolve certain aspects of the ongoing fight against the pollution of hydrocarbons, including PCB's!

Nature Treat, Inc. have the ability to eradicate, through microbiological processes, many hydrocarbon and hydrocarbon-based pollution problems,on-site, with a speed that been unknown until now; and, yes, with no leaching problem! Nature Treat possesses a safe manner of completely resolving, through the application of one or more of a series of biodegradable,naturally-occurring products and by-products, the existing contamination of various soils and water. And the "kicker" is, you or your customer's on-staff employees, in most situations, can do the remediation for themselves, on-site!


PRODUCT LINE

                                 All-Sorb 1

                             Nature Treat, Inc.

                                 ALL-SORB 1

 Comes in a 30 lb. bag for ease of handling.
 Absorbs up to six times its weight in oil
 Lightweight for lower shipping cost
 Ground cleaning by bioremediation
 Stops leaching of spills into the soil
 Vapor suppressant
 Non-carcinogenic
 All natural fibers

                                 ALL-SORB 1
 [S]
 BIOLOGICALLY ACTIVE
 HYDROCARBON ABSORBENT
 TECHNICAL DATA

                           PRODUCT DESCRIPTION

All-Sorb 1 is a recycled waste product that contains naturally occurring microorganisms and nutrients. All-Sorb 1 absorbs, encapsulates, suppresses vapors and bioremediates hydrocarbons into carbon dioxide and water. All-Sorb 1 uses nature's methods and materials to control and remediate hydrocarbons.





                               APPLICATIONS

Fuel, Oil and Grease Spills - Apply All-Sorb 1 directly to new or old spills in soil. Area will turn light color and vegetation will resume growth in 4 to 6 weeks.

Volatile Liquid Spills - Absorbs and suppresses vapors.

Land Farming - All-Sorb 1 will bioremediate fuels, oils and greases in approximately 120 days.

                              USE DIRECTIONS

Spills in Soil - Till or rake All-Sorb 1 directly into the spill until area is light-colored. Let sit 12 hours then thoroughly wet down with water. Keep area moist until contamination levels are in compliance.

Surface Spills - Completely cover volatile liquid spilled to suppress vapors. Do not sweep until All-Sorb 1 has absorbed liquid.

Bioremediation -  Usual  protocol   is  one  301b.  Bag  per  cubic  yard  of
contaminated soil. Please contact your sales representative for application protocol based upon contaminant and contamination levels.

All-Sorb 1 can be reused until fully saturated. Once fully saturated, contaminated All-Sorb 1 can be incinerated, land-filled or bioremediated.

Always dispose of contaminated All-Sorb 1 in accordance with local, state, and federal guidelines.

                               Nature Treat, Inc.

                                  ALL-SORB 1

                         Used to Absorb The Following

Acetone                Diesel Fuels          2-Nitroanaline

Acetonitrile           Ethanol               Oil Base Paints

Amyl Acetate           Gasoline              Oil Base Drilling
                                             Fluids

Benzene                Heptane               Oil Base Ink

Butanol                Hexachlorobenzene     Paraffin Oil

2-Butanone             *Hexachlorobutadiene  Pentane

*Bromodichloromethane  Hexachloroethane      *Pentacholorophenol

*Bromoform             Hexane                Phenol

Bunker C               Hexane                Propanol

*Carbon Disulfide      Isobutanol            Scintillation
                                             Liquid

Carbon Tetrachloride   Isoprene              Silicon Oils

Chloroform             Isopropanol           Tetrahydrofuran

Chloromethane          Jet Fuels             Toluene

Chlorobenzene          Kerosene              Trichloroethylene

Corn Oil               Methanol              Trichlorophenol

Crude Oil              *Methyl Chloride      Varsol

Cutting Oils           Methyl Ethyl Ketone   *Vinyl Acetate

Cyclohexane            Methyl Phenol         *Vinyl Chloride

Dichlorobenzene        Motor Oils            Xylenes

1,2-Dichloroethane     Naphthalene

*These chemicals are being tested for remediation


                    Absorbent for Ground Contamination Spill
                                AS-1 Wt., 301bs.

                          Nature Treat, Inc. ALL-SORB-1
                              For Oil Spills on Land

                            LEACHABILITY TEST RESULTS
TEST DATE: DECEMBER 9,1992
Specific Gravity, g/ce:    1.25            Ignitibility,F:        >200
Oil & Grease, ppm:         5.80           (Pensky-Martens Closed Cup)
Odor:                      None            Corrosivity, (PH):     3.22
Layers:                  Single            Reactivity-S, mg/kg:  <0.01
Total Solids (Dried Wt.)%:92.72            Reactivity-CN,mg/kg:  <0.01



                      APPEARANCE AFTER TWO TO FOUR HOURS


Layers:                       1            Solids, %:              100
Oil,%:                    <0. 1            Liquid, %:              <0.1
                        TCLP INORGANICS (Leachate)
Arsenic, mg/1:            <0.01            Mercury,mg/l:           <0.002
Barium, mg/l:              0.04            Nickel, mg/l:            0.04
Cadmium, mg/l:           <0.005            Selenium, mg/l:          0.18
Chromium, mg/l:            0.05            Silver, mg/l:           <0.01
Copper, mg/l:              0.02            Zinc, mg/l:              0.20
Lead,   mg/1              <0.01

TCLP ORGANICS (Leachate)
Arsenic, mg/l             >0.01             Mercury, mg/l           <0.002
Barium, mg/l:              0.04             Nickel, mg/l             0.04
Cadmium, mg/l:           <0.005             Selenium, mg/l           0.18
Chromium, mg/l             0.05             Silver, mg/l            <0.01
Copper, mg/l:              0.02             Zinc, mg/l               0.20
Lead, mg/l:               <0.01

                          TCLP ORGANCIS (mg/l)
Endrine                <0.005      1,2-Dichloroethane        <0.01
Lindane Methoxychlor    <0.01      1,2-Dichloroethylene      <0.01
Toxaphene               <0.01      2,4-Dinitrotoluene        <0.01
2,4-D                   <0.01      Heptachlor                <0.004
Silvex                  <0.01      Hexachlorobenzene         <0.01
Benzene                 <0.01      Hexachloro-1, 3-Butadiene <0.01
Carbon Tetrachloride    <0.01      Hexachloroethane          <0.01
Chlordane Chlorobenzene <0.01      Methy Ethy Ketone         <0.01
Chloroform o-Cresol     <0.01      Nitrobenzene              <0.01
m-Cresol                <0.01      Pentachlorophenol Pyridine<0.01
p-Cresol                <0.01      Tetrachloroethylene       <0.01
1,4-Dichlorobenzene     <0.01      Trichloroethylene         <0.01
Vinyl Chloride          <0.01      2,4,5 Trichlorophenol     <0.01
                        <0.01      2,4,6 Trichlorophenol     <0.01
                        <0.01                                <0.01
                        <0.01

METHODS:     HWC - EPA Sv - 846
TCLP INORG -CS (Leachate) -EPA 1311/6010/ 7471 TCL
ORGM [CS EPA 8015/8020/8080/81501]
</TABLE

                              Nature Treat, Inc.
                               111 Tubing Road
                             Broussard, LA 70518
                               (318) 839-1171
                             FAX (318) 839-1169

                       ALL-SORB 1 APPLICATION PROTOCOL

     ALL-SORB 1 is a chemical modified  cellulose  fiber  containing all  the
necessary  ingredients,   nitrogen,  sulfur,  and   phosphorous  to   enhance
indigenous  bacteria  for  biodegradation of hydrocarbons. When activated  by
the  addition  of   moisture,  these bacteria have an ideal condition  within
which to reproduce and rapidly mutate to the available hydrocarbon food source.

     The  strong wicking action of  ALL-SORB 1 acts as a physical  emulsifier
by  actually   extracting   hydrocarbons  from less  absorbent  material.  It
encapsulates  the   fine   droplets  until  the  available  hydrocarbons  are
consumed as food for the active bacteria.

     Application of ALL-SORB 1 is so simple it is difficult to comprehend why it works. ALL-SORB 1 is simply applied by blending the dry absorbent with the contaminated soil as effectively and efficiently as possible. Once the hydrocarbon contacts the ALL,SORB 1, it is completely encapsulated (up to the saturation level) and cannot be extracted by natural concurring contact with water. Even when wet ALL-SORB 1 will actually give up water to take on hydrocarbons. This extraordinary characteristic separates ALL-SORB 1 from all other absorbents and allows the exceptional bacteria remediation to occur.

     When  furnished a proper atmosphere for  growth, bacteria  when provided
nutrients  and  food   sources  will   multiply  rapidly.  Therefore,   small
quantities of bacteria will do the  job  over time if properly fed nutrients, oxygen  and  moisture.  The  most difficult job is to properly  disperse  the
bacteria  throughout   the  contaminated soil and to  explain  the  elaborate
procedure  of  washing and milling  with  most bacterial  applications.  Even after you go to the extreme of  breaking  down the hydrocarbon droplets,  you will still have the  problem  of containment to avoid the dreaded consequence of  leaching  into  nearby  water  sources. This problem is non-existent with the application of ALL-SORB 1.

     As  no two remediation jobs are identical, it seems  very  difficult  to formulate recipe type instructions for all cases; however, a few standardized
steps   should  be taken  that  will assure better than  average success.  If you follow this procedure, you should achieve a minimum 40% degradation every
30 days. Occasionally,where conditions were  right,  we have achieved as much as 80% reduction in 30 days.

(1) Ph of soil or liquid to be remediated should be buffered to a ph level of not less than 4.5 and no higher than 9.5, for optimum bacterial growth.

(2) Excessive levels of some heavy metals, PCB's, fungicides and pesticides will slow bacterial growth.

(3) For liquid remediation, completely absorb in ALL-SORB 1 until dry to the touch. Add water and completely saturate bed, even to the point of flooding.
Frequent wetting is desirable as the bed does not hold water for long periods.

Since liquids  represent the highest level of hydrocarbons  to be remediated,
it may be necessary to add additional nutrients  (nitrogen and   phosphorous)
if the rate of  degradation  levels  out.  Normally, it will be  as simple as adding  additional  ALL-SORB  1,  tilling  the  soil  thoroughly  for  oxygen
replenishment   and   continuing   to   keep  damp  with  frequent   watering.

(4) For low level soil contamination ( below 40,000 ppm ), we recommend effective tilling with a minimum of one bag of ALL-SORB 1 per cubic yard of soil. Of course, you could use lesser amounts for satisfactory results, but homogeneous blending to assure maximum contact with available bacteria is more easily achieved with adequate material. You may want to dampen the soil during the tilling procedure to reduce dusting and promote migration of hydrocarbon particles into the absorbent.

After tilling is completed, thoroughly wet the area down even to the point of flooding; especially if left uncovered, which is preferred. Be more careful about flooding if the area is to be kept covered.

Retain  a  moisture  level  no  less  than  30% No further aeration should be
necessary  for  at  least  60  days  and  only  if   degradation  stalls.

Temperatures  above  -  120 degrees  F  for extended  periods  will slow  the
degradation  process  and  temperatures  below  40  degrees  F   will   slow
bacterial growth. However, the  absorbent will  maintain  its   encapsulation
characteristic preventing hydrocarbon leaching until the  bacteria  are again
active.  ALL-SORB  1   will  not  biodegrade   itself   before  all  absorbed
hydrocarbons have been degraded.

(5) For high levels of soil contamination (up to 450,000 ppm), we would recommend an amount of ALL-SORB 1 absorbent equal to one-half the calculated amount of hydrocarbons to be remediated.

For example, an  extreme case of 450,000 ppm is approximately 45% hydrocarbon
or  .45 x 2700 lbs. = 1215lbs.  per cubic yard.  Therefore, 600   pounds   of
ALL-SORB 1  per  cubic  yard  would   provide the encapsulation  necessary to
hold the contaminant without leaching  while providing  enough  nutrients  to achieve maximum  degradation with  minimum aeration.

At 40,000 ppm, the hydrocarbon content would be approximately 108 pounds per cubic yard and require approximately 50 pounds of absorbent for optimum performance.

We have  found  it very difficult, in the field, to judge hydrocarbon content without  frequent  testing and  time-consuming procedures.  With ALL-SORB  1, this is not necessary as usual  observation  is  adequate  to  assure  proper
application.   Simply  add  absorbent to heavily concentrated areas until the soil is dry to touch or takes  on  the appearance of normal soil in the area.
If the soil still appears tacky after homogeneous blending, add more ALL-SORD
1.

After tilling is complete, wet down the area completely and maintain at least a 30% moisture level throughout the remediation period. Frequent wetting is desirable, as it helps migrate the hydrocarbons from the contaminated soil into the ALL-SORB 1, where it is encapsulated and, consequently, digested.

If degradation levels off by TPH testing, simply till the soil thoroughly with more ALL-SORB I and continue to keep damp with frequent watering.

NATURE TREAT, INC.
Crude Oil Contaminated Soil-***THIS IS A CHART*****

NATURE TREAT, INC.
Diesel Contaminated Soil***THIS IS A CHART***






                               NATURE TREAT, INC.

                                   All-Sorb 2
                               Nature Treat, Inc.

                                   ALL-SORB 2
 Comes in easy to use 20 lb. bags
 Absorbs 8 to 12 times its weight in oil
 High absorbency
 Powerful wicking action
 Does not sink
 Removes oil from water

ALL-SORB 2
PREMIUM ABSORBENT
FOR SPILLS ON WATER

                                TECHNICAL DATA

                              PRODUCT DESCRIPTION

All-Sorb 2 is a 100% cellulose absorbent produced from recycled raw material.
It is harmless to plant, animal and aquatic life. All-Sorb 2 selectively absorbs hydrocarbons from water while absorbing trace amounts of water for a cleaner surface (less sheen). After All-Sorb 2 has absorbed a hydrocarbon, it floats indefinitely for easy removal.

                                  APPLICATIONS

 Paper Mills and other Process Industries. - Spills on ponds from hydraulic lines or fueling.

 Ports. - Spills on water from fueling.

 Filter Medium. - Pass contaminated water through filter made of  All-Sorb  2 to remove hydroCarbons from water for discharge.

                                  USE DIRECTIONS

 Broadcast All-Sorb 2 directly on spill. All-Sorb 2 immediately absorbs any hydrocarbonbased liquid. Remove contaminated All-Sorb 2 with net, skimmer, or vacuum.



 All-Sorb 2  will  float  indefinitely   until  removed   if   it   absorbs a
 hydrocarbons based liquid. Contaminated All-Sorb 2 can be  incinerated, land filled or mixed with All-Sorb 2 for bioremediation.

 Always dispose of contaminated All-Sorb 2 in accordance with local,state, and federal guidelines.


                               Nature Treat, Inc.

                                  ALL-SORB 2
                         Used To Absorb The Following
Acetone                Diesel Fuels           2 Nitroanaline

Acetonitrile           Ethanol                Oil Base Paints

Amyl Acetate Benzene   Gasoline               Oil Base Drilling Fluids

Butanol                Heptane                Oil Base Ink

2-Butanone             Hexachlorobenzene      Paraffin Oil

Bromodichloromethane   Hexachlorobutadiene    Pentane

Bromoforin             Hexachloroethane       Pentachlorophenol

Bunker C               Hexane                 Phenol

Carbon Disulfide       Hexene                 Propanol

Carbon Tetrachloride   Isobutanol             Scintillation Liquid

Chlorofonn             Isoprene               Silicon Oils

Chloromethane          Isopropanol            Tetrahydrofuran

Chlorobenzene          Jet Fuels              Toluene

Corn Oil               Kerosene               Trichloroethylene

Crude Oil              Methanl                Trichlorophenol

Cutting Oils           Methyl Chloride        Varsol

Cyclohexane            Methyl Ethyl          Vinyl Acetate

Dichlorobenzene        Ketone Methyl          Vinyl Chloride

1,2 Dichloroethane     Phenol                 Xylenes

                       Motor Oils

                       Naphthalene

                   Absorbent for Water Contamination Spill
                               AS-2 Wt., 20 lbs.
                              Nature Treat, Inc.
                                 ALL-SORB 2

                    For Oil Spills on Water LEACHABILITY
                                TEST RESULTS

                       TEST DATE: DECEMBER 9,1992
Specific Gravity, g(cc:        1.00  Ignitibility, F:              >200
Oil & Grease, ppm:             4700 (Pensky-Martem Closed Cup)
Odor:                          None  Corrosivity, (pH):            4.83
Layers:                      Single  Reactivity-S, mg/kg;.        <0.01
Total Solids (Dried Wt.)%:    92.72  Reactivity-CN,mg/kg:         <0.01

                     APPEARANCE AFTER TWO TO FOUR HOURS
Layers:                           1  Solids, %:                    100
Oil, %:                       <0. 1  Liquid, %:                   <0.1

                          TCLP INORGANICS (Leachate)
Arsenic,mg/l:                 <0.01    Mercury, mg/l:           <0.002
Barium,mg/l:                   0.11    Nickel, mg/l:              0.01
Cadmium,mg/l:                <0.005    Selenium, mg/l:            0.05
Chromiurn,mg/l:                0.01    Silver, mg/l:             <0.01
Copper, mg/l:                  0.01    Zinc, mg/l:                0.09
Lead, mg/l:                    0.01

                          TCLP ORGANICS (mg/1)
Endrin                       <0.005   1,2-Dichloroedum           <0.01
Lindane Methoxychlor          <0.01   1,1-Dichloroethylene       <0.01
Toxaphene                     <0.01   2,4-Dinitrotoluene         <0.01
2,4-D                         <0.01   Heptachlor                <0.004
Silvex                        <0.01   Hexachlorobenzene          <0.01
Benzene                       <0.01   Hexachloro-1, 3-butadiene  <0.01
Carbon Tetrachloride          <0.01   Hexachloroethane           <0.01
Chlordane Chlorobenzene       <0.01   Methy Ethyl Ketone         <0.01
Chlorofbm o-Cresol            <0.01   Nitrobenzene               <0.01
m-Cresol                      <0.01   Pentachlorophenol pyridine <0.01
P-Cresol                      <0.01   Tetrachloroethylene        <0.01
1,4-Oichlorobenzene           <0.01   Trichloroethylene          <0.01
Vinyl Chloride                <0.01   2,4 5 Trichlorophenol 2,4, <0.01
                              <0.01   6 Trichlorophenol          <0.01
                              <0.01                              <0.01
                              <0.01                              <0.01

METHODS:                 HWC - EPA Sv - 846
                         TCLP INORGA CS (Leachate)-EPA 1311/6010/7471
TCLP
                         ORGM [CS EPA 8015/8020/8080/8150]





                            NATURE TREAT, INC.
                              EnviroSolv-LE
                          Biodegradable Solvent

                              Technical Data

                            Product Description

EnviroSolv-LE is an all natural,non-toxic,lower cost alternative to petroleum hydrocarbon solvents. EnvirSolv-LE is made from distillates from plant parts and is a superior solvent and cleaning agent to Varsol tm. EnvIroSolv-LE is completely biodegradable and the sludge produced during its biodegradation
leaves  a  favorable environment  for  anaerobic   organisms present  in  the
digester  used to reduce the sludge. Therefore, if materials to   be  cleaned
with EnviroSolv-LE are not hazardous, the waste water generated in a cleaning process can be discharged into city sewage treatment plants through sewer lines where bacteria will convert the waste to inert bi-products.

                      Typical Physical Characteristics
     Physical Appearance                                  Clear Liquid
     Flash Point (closed cup)                              125 - 135 F
     Specific Gravity                                              .87
     Vapor Pressure                                            1 mm Hg
     Biodegradability (28 days)                                   100%
     Temperature Limitations                                      None
     Stability - Base                                        Excellent
     Neutral                                                 Excellent
     Weak Acid                                                    Good
     Strong Acid                                                  Poor
     Standard Packaging                       55 US Gallon Steel Drums
                                         (Approx. Net Weight 398 Lbs.)

                      Suggested Applications


 Environmentally safe replacement for chlorinated hydrocarbons
 Solvent for dissolving hardened, highly degraded petroleum products Component of household and industrial cleaners
 Wood penetrant and carrier oil
 Superior substitute for Varsol
 Component of degreasing compounds









                            Product Comparison Sheet

EnviroSolv-LE                               Mineral Spirit Based
Products

Non-toxic                                   Toxic by inhalation:
                                            headaches
                                            nausea
                                            drowsiness

Kb Value = 95                               Solvency Test (Kb) Value=37
Biodegradable                               Non-biodegradable
No Hazardous Components                     Contains Hazardous
Compounds:
                                            Toluene
                                            Xviene
                                            Ethyl Benzene
                                            1.1.1 Trichloroethane

Skin Irritation Greatly Reduced             Major Skin Irritation
                                            hand rash
                                            dermatitis

           *Solvency Test Greater Than 90 Considered Best Solvency


Higher Value = Higher Dissolving Power

Methylene Chlorine  138 - Toxic
Trichloroethylene   129 - Toxic
Benzene             107 - Toxic
Toluene             105 - Toxic
Xylene               98 - Toxic
EnviroSolv.LE        95 - Non Toxic
Perchloroethylene    92 - Toxic
Mineral Spirits      37 - Toxic by Inhalation
Stoddard Solvent     33 - Toxic


                               NATURE TREAT, INC.
                                   MicroSolv
                                   MicroSolv
                            In-Situ Bio-Enhancement
                                  Technology

                                Technical Data

                             Product Description

MicroSolv is a concentrated synergistic blend of synthetic biodegradable,non-toxic, non-flammable surfactants and selected nutrients. When diluted on-site with freshwater, MicroSolv is capable of breaking down hydrocarbon masses into microscopic spheres or droplets upon contact by spraying or mixing.These droplets become tightly suspended in solution and remain stable in the rinse and treated media. Noticeable evidence of this action is an immediate change in color of oily soils or pit sludge, as well as the elimination of hydrocarbon odors. MicroSolv functions in both fresh or salt water environments.

The addition of fresh soils to treated media is recommended when treating pits to provide stabilization and a fresh source of bacteria, creating a homogenous mixture of hydrocarbon components throughout the media and increasing surface
area   exposure   to  indigenous  microbes.   Because  MicroSolv  is  readily
biodegradable and nutrient enriched, it further enhances the biodegradation process by lending other nutrients to the mix. Case histories developed in Ecuador's Amazon basin indicate that indigenous bacteria can rapidly exhaust residual traces of asphaltic type crude after in-situ treatment with MicroSolv, despite site flooding caused by daily rainfall.

The immediate evidence of mitigation is exhibited in sharp declines in TPH (Total Petroleum Hydrocarbons per EPA Method 418.1) levels in the treated media, regardless of hydrocarbon characteristics or base lien TPH levels. Accordingly,one application of MicroSolv can achieve results in a fraction of the time and expense normally required for soil excavation, relocation, disposal, incineration, or traditional bioremediation methods. The long term benefit from using MicroSolv is that it facilitates biodegradation by natural means.

MicroSolv is also safe and effective for use in the removal of petroleum, diesel or gasoline spills from concrete or asphalt highways, when used by
professionals and in accordance with all normal safety rules.  When   applied
as recommended, MicroSolv will encapsulate and tightly suspend microscopic hydrocarbon droplets in the rinse, rendering most volatile materials non-flammable almost instantly and without damage to concrete or asphalt surfaces. While MicroSolv is considered environmentally friendly to the most sensitive ecosystems (based on U.S. EPA LC-50 toxicity test on Mysidopsis Bahia shrimp), management of effluent should always comply with federal, state and local rules and regulations.

                  Typical Physical & Chemical Characteristics
     Physical Appearance . . . . . . . . Clear Green Liquid

     Odor. . . . . . . . . . . . . . . . . . . . . . .Bland

     Specific Gravity. . . . . . . . . . . . . . . . . 1.02

     pH Range. . . . . . . . . . . . . . . . . . . .6.0-7.0

     Boiling Point. . . . . . . . . . . . . . . . . . 212 F

     Flash Point. . . . . . . . . No Flash at Boiling Point

     Temperature Limitations. . . . . . Store in Cool Place

     Standard Packaging. . . . . . .55 US Gallon Poly Drums

                                ENVIROTEST
                              P.O. Box 62264
                          Lafayette, LA 70596-2264
                              (318) 984-1626

                        CHEMICAL BIOASSAY REPORT
                                    BY
                          ENVIROTEST LABORATORY

                           96 HOURS LC-50 on M
                             MICROSOLV MS-115

                            TEST No.: 005-E98

                           REPORT DATE: 1-26-98

1.    SAMPLE INFORMATION

   CHEMICAL. . . . . . . . . . . . . . . . . . . . . .MicroSolv MS-115
   DATE OF SAMPLE RECEIPT. . . . . . . . . . . .  . . 01-09-98

   DATES OF RANGEFINDER TEST: 01-16-98 to 01-18-98
   DATES OF 96 HR LC-50 TEST. . . . .01-22-98 to 01-26-98

   ANALYTICAL METHOD USED:

   U.S. Environmental Protection Agency toxicity testing procedure contained in the Federal Register Volume 58, No. 41, Thursday,March 4, 1993 (12507 - 12512).

2.    TEST SUMMARY

   This test was designed to simulate the following remediation scenario:

1 gallon of MicroSolv MS-115 applied to 1 cubic yard of contaminated media. These media types could consist of seawater, drill cuttings,drilling fluids, or soils. Because of the required organism for this test (Mysidopsis bahia), this test was performed on seawater. After determining that there are 202 gallons in a cubic yard, it was determined that this is equivalent to testing MicroSolv MS-115 in a 1:202 solution.

Mysid shrimp (Mysidopsis bahia) were exposed to this 1:202 solution. This solution was made by blending 1 ml of MicroSolv MS-115 with 201 ml of seawater.

After performing a 48 hour rangefinder using concentrations of 5%, 10%, 25%, 50% and 100%, the results showed an LC-50 of 227,806 ppm.

The 96 Hour LC-50 Test concentrations were set at 5%, 15%, 25%,30% and 35% of the blended 1:202 solution.

At the end of the-96 hour test, and LC-50 value was calculated utilizing the latest revised method furnished by the USEPA Environmental Monitoring and Support Laboratory (EMSL).

The Calculated LC-50 for this test is 173,166 ppm.

The pH and Dissolved Oxygen (DO) were measured and adjusted as required. The DO was above 4.9, so no additional aeration was required.

The 96 hour LC-50 test concentrations were set up at control(0 ppm), 5%, 15%, 25%, 30%, and 35% SPP.

4.  EXPERIMENTAL CONDITIONS

The 96 hour LC-50 toxicity test was conducted at a salinity of 20 + 2 ppt and a temperature of 20 + 2 degrees Celsius. Dissolved oxygen, temperature, salinity and pH were measured at 0, 24, 48 and 96 hours. The test dishes were aerated throughout the test period. The air flow was delivered via polyethylene tubing to an air stone at the estimated rate of 50 - 140 cc/min. Illumination was provided by an estimated 1200 micro watts/square centimeter of cool white fluorescent bulbs in a cycle of 14 hours light and 10 hours dark. The temperature in the test chamber was monitored and recorded.

5.  EXPERIMENTAL PROCEDURES

Five test concentrations and a control were prepared. Twenty mysids were placed in each of three test containers per concentration. Mysids were selected two at a time and placed in the containers in a random pattern until each of the containers held 20 mysids. Containers were then covered and aeration adjusted.

6.  RESULTS

a. Method of analysis: Probit Analysis

b. LC-50 Results: 173,166 ppm

7. REFERENCES

EPA/600/4-90/027, Methods for Measuring the Acute Toxicity of Effluents to Freshwater and Marine Organisms.

USEPA,Environmental Monitoring and Support Laboratory,Cincinnati, OH computer programs for determining LC-50 Values.

USEPA Proposed Procedures for Conducting Toxicity tests on Drilling Fluids, Federal Register Volume 58, No, 41, March 4, 1993.

/S/
Geraldine S. Bouchereau
Lab Manager


05-E98

                 Estimated LCAEC Values and Confidence Limits

Point            Exposure        95% Confidence         Limits
                  Conc.              Lower              Upper
C/EC 1.00          6.096              0.030              11.626
C/EC 5.00          8.295              0.134              13.975
C/EC 10.00         9.776              0.294              15.468
C/EC 15.00        10.922              0.501              16.601
C/EC 50.00        17.448              4.453              23.708
C/EC 85.00        27.876             19.886              67.453
C/EC 90.00        31.144             22.887             106.942
C/EC 95.00        36.703             26.657             223.836
C/EC 99.00        49.943             33.261             954.219


APPENDIX B: TEST MEASUREMENTS

Concentration  Rep.     Salinity (ppt)            Dissolved oxygen(mg1)
                     0   24   48   72  96         0   24   48   72   96
                     hr  hr   hr   hr  hr         hr  hr   hr   hr   hr
Control         A    20  --   --   20  --         7.6  7.6 7.6  7.6 7.6
                B    20  --   20   --  --         7.6  7.6 7.6  7.5 7.5
                C    20  20   --   --  --         7.6  7.6 7.6  7.5 7.5

5%              A    20  --   --   20  --         7.6  7.6 7.6  7.5 7.6
50,000 ppm      B    20  --   20   --  --         7.6  7.6 7.6  7.5 7.6
                C    20  20   --   --  --         7.6  7.6 7.6  7.5 7.6

15%             A    20  --   --   20  --         7.6  7.6 7.6  7.5 7.6
150,000 ppm     B    20  --   20   --  --         7.6  7.6 7.6  7.5 7.6
                C    20  20   --   --  --         7.6  7.6 7.6  7.5 7.6

25%             A    20  --   --   20  --         7.6  7.6 7.6  7.5 7.7
250,000 ppm     B    20  --   20   --  --         7.6  7.6 7.6  7.5 7.6
                C    20  20   --   --  --         7.6  7.6 7.6  7.5 7.5

30%             A    20  --   --  20   --         7.6  7.6 7.6  7.5 7.6
300,000 ppm     B    20  --   20  --   --         7.6  7.6 7.6  7.5 7.6
                C    20  20   --  --   --         7.6  7.6 7.6  7.5 7.6

35%             A    20  --   --  20   --         7.6  7.6 7.6  7.5 7.5
350,000 ppm     B    20  --   20  --   --         7.6  7.6 7.6  7.5 7.6
                C    20  20   --  --   --         7.6  7.6 7.6  7.5 7.6

Concentration                   pH

                     0    24    48    72    96
                     hr   hr    hr    hr    hr
Control         A    7.8  7.6   7.8   7.7   7.7
                B    7.8  7.6   7.8   7.7   7.6
                C    7.8  7.6   7.8   7.7   7.7

 5%             A    7.8  7.6   7.8   7.7   7.7
 50,000 ppm     B    7.8  7.6   7.8   7.7   7.6
                C    7.8  7.6   7.8   7.7   7.6

 15%            A    7.8  7.6   7.8   7.7   7.7
 150,000 ppm    B    7.8  7.6   7.8   7.7   7.7
                C    7.8  7.6   7.8   7.7   7.7

 25%            A    7.8  7.6   7.8   7.7   7.6
 250,000 ppm    B    7.8  7.6   7.8   7.7   7.6
                C    7.8  7.6   7.8   7.7   7.7

 30%            A    7.8  7.6   7.8   7.7   7.6
 300,000 ppm    B    7.8  7.6   7.8   7.7   7.7
                C    7.8  7.6   7.8   7.7   7.7

 35%            A    7.8  7.6   7.8   7.7   7.7
 350,000 ppm    B    7.8  7.6   7.8   7.7   7.7
                C    7.8  7.6   7.8   7.7   7.7

                        EPA PROBIT ANALYSIS PROGRAM
                     USED FOR CALCULATING LC/EC VALUES
                                 Version 1.5

05-E98

  Conc.       Number     Number    Observed  Proportion   Predicted
             Exposed     Resp.    Proportion Responding   Proportion
                                  Responding Adjusted for Responding
                                              Controls
 Control        60         3        0.0500     0.0000     0.1415
  5.0000        60         14       0.2333     0.1070     0.0028
 15.0000        60         30       0.5000     0.4176     0.3690
 25.0000        60         44       0.7333     0.6894     0.7868
 35.0000        60         58       0.9667     0.9612     0.9382
 45.0000        60         60       1.0000     1.0000     0.9819

Chi - Square for Heterogeneity (calculated)= 8.534
Chi - Square for Heterogeneity
    (Tabular value at 0.05 level)  =         7.815

                                   WARNING

     The tabular chi-square value exceeds the calculated chi-square value for heterogeneity. This is evidence that the probit model may not be appropriate for these data. The results reported for this data set may not be valid, and should be interpreted with appropriate caution.

u          =  1.241758
Sigma      =  0.196329





Parameter    Estimate         Std. Err.      95% Confidence Limits
-----------------------------------------------------------------------
Intercept    -1.324890       1.749346       (-6.891309, 4.241530)
Slope         5.093497       1.271930       ( 1.046217, 9.140778)
Spontaneous   0.141466       0.054675       (-0.032510, 0.315442)
Response Rate

                           NATURE TREAT, INC.

                               Acid Sorb

                               ACID SORB
                     SAFE HANDLING AND ABSORPTION
                             OF ACID SPILLS

                             TECHNICAL DATA

                           PRODUCT DESCRIPTION

Acid Sorb will absorb, encapsulate, suppress vapors and safely begin neutralization of spilled acids in one step. Application of Acid Sorb begins neutralization without spattering and allows the safe addition of a neutralizing agent to reach desired pH. One pound of Acid Sorb effectively absorbs up to three-quarters of a gallon of acid.

                               APPLICATIONS

 Chemical Companies - Acid spills during manufacturing process.
 High Tech. Industries - Acid spills during manufacturing process. Battery Manufacturer - Acid spills during manufacturing process. Fleet Maintenance Companies - Battery acid spills.

                              USE DIRECTIONS

Form a containment dike around the acid spill using Acid Sorb. Once the acid has been contained, apply Acid Sorb directly onto the acid spill. Acid Sorb will begin neutralizing the acid while suppressing vapors and the violent reaction usually associated with using a neutralization agent alone. Once the acid spill is safely contained under a blanket of Acid Sorb, a neutralized acid /Acid Sorb mixture can be removed for disposal.As with any acid, caution should be exercised by wearing protective gloves, and a respirator while cleaning up acid spills.

Always dispose of contaminated Acid Sorb in accordance with local, state, and federal guidelines.

                              NATURE TREAT, INC.
                                Nitracal - 100
                                Nitracal-100
                                Liquid Calcium
                            Ion Exchange Compound
                             with Soil Conditoner

                                Technical Data

                               Product Description

Nitracal-100 is a highly water souble,liquid calcium and nitrogen concentrate for on-site remediation of oil field related salt water contamination of agricultural land, slat water contamination of agricultural land, salt water disposal pit sludge, and salt contaminated drill cuttings and bio-cells. Due to the physical density of Nitracal-100, it must be diluted with fresh water and Nitracal-SC soil conditioners prior to site specific applications.

As soils are saturated with oil field produced salt water, sodium (Na+)readily displaces cations and secondary nutrients naturally occurring in soils, like calcium (Ca2+), magnesium (Mg2+) and potassium (K+), by "mass ion effect. "The exchange of these cations absorbed on the surface of clay mineral colloids for copious amounts of sodium ions facilitates the leaching of beneficial cations from the soil profile. The mobility of clay particles or the natural spacing of clay particles to one another (pore space) is retarded, resulting in soil compaction. Intense adhesive forces between capillary water in discontinuous pore spaces to clay particles (hydrogen-bonding) not only traps soil water but inhibits movement of excess water. The resulting chemical imbalances or lack of CO2 and O2 in the soil wter is not conducive to plant growth and natural biological activities.

Sodium in soils and pit sludge can readily be displaced by the concentrations of calcium ions in Nitracal-100 when used with Nitracal-SC and fresh water flushes. The slightly anionic nature of Nitracal-SC reverses the partially covalent hydrogen-bonding effects of capillary water to clay particles and allows clay particles to move closer together. The reduction of space between
particles  in  one  micro-region  results  in  increased   distances   between
particles of another micro-region of the soil mass, creating pore space and soil drainage. Physical and nutrient fertility returns to the soil profile as Nitracal-100, Nitracal-SC and excess water move through barrier layers.

Anions can also contribute to the toxicity of salt-water spills.  Boron is   a
micronutrient, essential for plant cell wall, seed, and pollen information, but
toxic to plants at 1 ppm.  However, the calcium in Nitracal-100 will   combine
with  boron  to  form calcium borate, which is not readily taken in by  plants.



                  Typical Physical & Chemical Characteristics
     Physical Appearance. . . . . . . . . . .Clear Liquid
     Ionic Form (secondary nutrient). . . . . . . .  Ca2+
     Primary Nutrient. . . . . . . . . .Nitrogen (as NO2)
     pH Range. . . . . . . . . . . . .  . . . . . 6.8-7.2
     Temperature Limitations. . . . . . . . . . . . .None
     Shelf Life. . . . . . . . . . . . . . . . .Unlimited
     Shipping Weight. Approx. .12.2 - 12.4 Lbs./US Gallon
     Standard Packaging. . . . . .55 US Gallon Poly Drums
                          (Approx. Gross Weight 630 Lbs.)
     Bulk Shipments. . . . . . . . . . . . . . 44,000 Lbs
     D.O.T. Classification (Nitracal 100). . . . . . . 70
     D.O.T. Classification (Nitracal-SC). . . . . . . .55

               **** Effects of Salinity on Crops

Agricultural crops and grasses can have moderate to high tolerances for saline to sodic conditions ___________ percent decrease in crop production). An assessment of salt in soils and its effect on crops and grasses are outlined in the following (scale is based on electrical conductivity values in _________
per centimeter at 25 degrees C).   Other  parameters  commonly  considered for
remidation of_____________________________________ ( soil  absorption  ratio ),
CEC, (cation exchange capacity), ESP (exchangeable sodium percentage), pH, and SSP (soluble sodium percentage).

Conductiviy       Effects on Plants
    < 2           Negligible Effects.
    2-4           Restricts growth of salt sensitive plants
                  (corn crops).
    4-8           Restricts growth of most plants (sorghum and
                  milo).
    8-15          Restricts all but salt tolerant plants (cotton
                  crops).
    > 15          Restricts all but very tolerant plants (salt
                  grass).

                               Application

Sandy soils usually require less Nitracal-100 for the removal of sodium from the top 18 to 24 inches of surface soil than heavy clay soils, but there are always exceptions. The general guidelines or application rates listed below for Nitracal-100, fresh water, and Nitracal-SC apply to sites having a clay loam soil profile (zero slope) with permeability problems. In order to expedite recovery, it is highly advised that addition fresh water flushes by vacuum truck or irrigation be applied several times after initial treatment. A trained professional should always be consulted for determining site specific conditions with analytical data and site preparations (leveling, tilling and composting). It is always recommended that the installation of a tile drainage system be considered for safe containment of potential environmental pollutants.


EC          (Older Sites) Drums per Acre    Barrels      Gallons
mmhos/cm     SAR          Nitracal-1000     Freshwater   Nitracal-SCT

                2         5           1      60          5
                5         10          2      75          5
                8         15          3      95          10
                11        20          5      120         10
                13        25          7      140         15
                16        30          8      160         20
                19        35          9      180         30
                21        40          11     235         30
                26        50          12     260         55
                31        60          14     280         55
                36        70          16     290         110
                41        80          18     315         110
                46        90          20     340         165
                51       100          22     355         220
                       over 100       24     370         275

            Note: Iron oxide and iron sulfide in oil field produced
               waters will cause high or inconsistent EC readings.




                                NATURE TREAT, INC.
                                   Nitracal-SC

                          MATERIAL SAFETY DATA SHEET

                                   Nitracal-SC

        MSDS #SC-100                      Emergency Telephone Numbers:
                                       Revised: 1/2/97
                    CHEMTREC (24 HOURS): 1-800-424-9300

          This  document  is  prepared   pursuant  to  the   OSHA
          Hazardous  Communications Standard (29 CFR  1910.1200).
          Also, other substance not deemed "HAZARDOUS" per this MSDS may be listed.

          PRODUCT IDENTIFICATION:

          Product Name:      Nitracal-SC
          Synonyms:          Soil Conditioner
          Chemical Formula:  Proprietary




PRECAUTIONARY MEASURES:

 Store between 40 F and 120 F in tightly closed container
 Do not store near combustible materials
 Wash thoroughly after handling

EMERGENCY/FIRST AID:

 If swallowed call a physician immediately. Never anything by mouth to an unconscious person.

 In case of contact with eyes, immediately flush with large quantities of water for at least, 15 minutes,and call a physician.

 In case of contact with skin, immediately flush with large amounts of water for 15 minutes.

 If inhaled, remove to fresh air and if victim is not breathing, give artificial respiration. Call a physician immediately.

SEE Section 5.

DOT Hazard Class:  Not Applicable

                             SECTION 1. PHYSICAL DATA:

Form:  Liquid
Melting Point: No data available
Appearance: Light yellowish brown
Boiling Point: No data available
Specific Gravity(water--l):1.04
Volatile (by weight %): Not applicable
Solubility in Water(by weight %):  Soluble at 25 C
Evaporation Rate:  Not applicable
pH (10%):  6.8 to 7.2
Stability: Product is stable under normal conditions


SECTION 2. FIRE AND EXPLOSION DATA:

 Special Fire Fighting Procedures: Firefighters must be equipped to prevent breathing of vapors or products of combustion.Wear an approved self-contained breathing apparatus and protective clothing.

 Unusual Fire and Explosion Hazards: None

 Flammable Limits %: Not applicable
 Extinguishing Agents: Dry chemical or Waterspray or Waterfog or C02 or Foam or Sand/Earth.


SECTION 3.  REACTIVITY DATA SHEET

Hazardous Decomposition Products: Carbon monoxide and carbon dioxide from burning

Incompatibility (Keep Away From): Strong oxidizers such as hydrogen peroxide, bromine and chromic acid.

Toxic and Hazardous Ingredients: Not applicable

SECTION 4. LEAK/SPILL DISPOSAL INFORMATION:

Procedures for clean-up: Absorb with an inert material such as sand, soil or vermiculite.

Waste Disposal: Dispose of in accordance with all federal, state and local regulations.

SECTION 5. HEALTH HAZARD INFORMATION:

Permissible Concentrations (air): No data available

Chronic Effects of Overexposure: May cause headache and nausea; slight skin irritation after prolonged contact.

Acute Toxicological Properties: Mild irritation of eye and nose occurs at very high concentrations. The liquid can defat the skin, producing a dermatitis characterized by drying and fissuring.

Emergency First Aid Procedures:

 Eyes- Immediately flush with large quantities of water for at least 15 minutes and call a physician. Skin Contact: Flush with large amounts of water for 15 minutes.
 Inhalation: Remove to fresh air and if victim is not breathing, give artificial respiration. Call a physician immediately.
 If Swallowed: Call a physician immediately.





SECTION 6. OCCUPATIONAL CONTROL MEASURES:

 Ventilation Type Required (local, mechanical, special): Mechanical Respiratory Protection (specify type): Use N10SH/MSHA certified respirator with organic vapor cartridge if vapor concentration exceeds permissible exposure limit. Protective Gloves: Rubber or plastic, solvent resistant Eye Protection:
 Chemical safety goggles
 Other Protective Equipment:  Neoprene protective type apron.

SECTION 7. ENVIRONMENTAL/SAFETY REGULATIONS COMMENTS:

Section 313 ( Title III Superfund Amendment and Reauthorization Act): This product does not contain any chemical subject to the reporting requirements. of Section 313 of Title III of the Superfund Amendments and Reauthorization Act of 1986 and 40 CFR Part 372.

Ethylene   Oxide   may  accumulate  in the head space of  can,  drum  or  bulk container. However, the concentration of ethylene oxide in the head space should not cause the OSHA 0.5 ppm action level for ethylene oxide exposure to be exceeded. Ethylene Oxide is listed as a potential carcinogen by OSHA, NTP, and IARC. If the product is handled as recommended in this MSDS, the trace amounts of ethylene oxide are not expected to result in acute or chronic hazards.

SECTION 8. DISCLAIMERS:

The information contained herein is provided in good faith and is believed to be correct as of the date hereof. However, Padre Environmental Resources, Inc. and it's distributors and contractors make no representation as to the comprehensiveness or accuracy of the information. It is expected that
individuals  receiving  the  information   will   exercise  their  independent
judgment   in  determining  its  appropriateness  for  a  particular  purpose.
Accordingly, Padre Environmental Resources,  Inc.  and  it's  distributors and
contractors will not be responsible  for   any   loss,  damages,  or  expense,
direct or consequential resulting from the use of Nitracal-SC or reliance upon such information.

NO REPRESENTATIONS OR WARRANTIES, EITHER EXPRESS OR IMPLIED, OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR OF ANY OTHER NATURE ARE MADE HEREUNDER WITH RESPECT TO THE INFORMATION SET FORTH HEREIN OR TO THE PRODUCT TO WHICH THE INFORMATION REFERS.



                              NATURE TREAT, INC.
                                  Trap Sorb

                              Nature Treat, Inc.
                                  TRAPSORB
                           FEATURES AND BENEFITS

                                  FEATURES:

 Same  concept  wastewater  treatment  plants  use  to  treat sewerage  wastes

 Reduces overhead expenses as regular pump outs are reduced and drain line cleanings are practically eliminated
 Microbes double in number every 20 minutes; enzymes do not reproduce
 Digest fats, greases, oils, proteins, cellulose, starches and detergents

 By-products of digesting food sources are carbon dioxide and water

BENEFITS:

 Reduces frequency of grease trap pump outs

 Prevents drain line blockage

 Eliminates odors

 Reduces the number of insects due to food source elimination

 Has the greatest number of microbes per gallon on the market

 The microbes totally digest food products in the plumbing system; enzymes do not digest food products

 Environmentally safe and easy to use; non-hazardous








                                    TRAPSORB
                            NUCROBUL WASTE DIGESTER

Trap Sorb is a unique blend of natural microbes formulated to digest organic wastes such as fat, grease, oil, protein, cellulose, starch and detergent. The naturally occurring microbes are dormant until hydrated in the Trap Sorb solution. Once hydrated, the microbes enhance Trap Sorb to transform harmful compounds into non-toxic by-products.

                                   BENEFITS

 Reduces frequency of grease trap pump outs.
 Prevents drain line blockage.
 Eliminates odors.
 Microbes digest food products; enzymes do not.
 Reduces overhead costs from grease trap pump outs.

                                  APPLICATIONS

        1. Restaurant and other Food Service. Use to clean and maintain grease traps, drain pipes, floor drains, and garbage disposals.

        2. Municipal Sewer Treatment Operations. Digestion of organic wastes. Odor control. Prevent build up of fat and grease in piping.

        3. Industrial Wastewater. Digestion of organic wastes. Odor control. Reduce build up of fat and grease in piping.

                                 USE DIRECTIONS

 Grease Traps. Clean grease trap. Hydrates microbes in a solution of 1 gallon Trap Sorb to 4 gallon water. Basic application for a 500 gallon grease trap is 5 ounces Trap Sorb solution added every 6 hours.

 Drains. For slow drains add 32 oz. to drain. Follow with 1 gallon warm water. Add 2 to 4 oz. weekly.

 Septic Tanks. Use 32 oz. per month to degrade waste and control odor.

        For information please call:
        1-318-839-1171






                                   TRAPSORB

                              GREASE TRAP PROTOCOL

1.  Average grease trap is 500 gallons

2. Pump trap clean. Clean the grease trap with 1-2 gallons of Trap Sorb depending on trap size. (See table below) Cleaning is accomplished by spraying the Trap Sorb on the sides and bottom, scrubbing and then allowing the trap to fill with water.

3. Choose a location inside the establishment where Trap Sorb can be injected into a drain system leading to the grease trap. Select a location, as far away as possible, from the grease trap so Trap Sorb can also clean the drain lines.

4. Install a parastolic pump, like the low speed Pro Drain Chief from Viking Injector. This pump can be purchased by calling Viking Injectorin Lehighton, PA, at 1 (717) 645 - 3633.

5. Mix 1 gallon of Trap Sorb with 4 gallon of water in a 5 gallon bucket Add the microbes. Set the pump to dispense 5 ounces of the Trap Sorb mixture into the trap every 6 hours. The 5 gallon mixture will last approximately 30 days.

6. Treat all traps of 500 gallons and under the same. If a trap is over 500 gallons, increase dosage proportionally.

  Grease Trap Size   Initial Treatment     Injection      Frequency
     500 gal.            1 gallon            5 ounces    every 6 hours
     750 gal.            1.5 gallons     7-10 gallons    every 6 hours
   1,000 gal.            2 gallons     10- 14 gallons    every 6 hours

                                    TRAP SORB

                              QUICK REFERENCE GUIDE

1.  Features and Benefits
    a. Non-toxic
    b. Biodegradable
    C. Non-flammable
    d. Reduces number of grease trap pump outs - saves money
    e. Harmless to humans, animals, and plants



2.   Industry and Applications
     a.  Restaurant & food service - maintain drains and grease traps

3.   Competition
     a. Enzyme cleaners
     b. Liquid microbial products

4.   Possible Applications
     a.  Residential & commercial Septic Tanks - degrade waste and control odor
     b. Livestock farming operations-treat confinements,barns, slurry stores and lagoons
     c. Municipal sewer treatment operations - digestion of organic wastes, odor control, and prevention of fat and grease build up in piping
     d. Industrial Wastewater - digestion of organic wastes, odor control, and prevention of fat and grease build up in piping

                                       TRAPSORB

                    FOR TREATMENT AND MAINTENANCE OF GREASE TRAPS

    Microbes are nature's waste degraders. Naturally occurring microbes are found in our rivers, streams, and soil. The slippery substance that is found under rocks in riverbeds is microbe colonies called biofihn. The microbes assist in cleaning water by consuming waste products found in the water. Microbes, by the billions, are present in human and animal digestive and elimination systems. People could not exist without microbes.

    Many food processes employ the use of microbes. All fermentation utilizes microbes. Such products as cheese, buttermilk, sour cream, soy sauce, dill pickles and beer can not be made without microbes. In spite of all the good that microbes do, microbes are often associated with "germs" which are harmful. However, less than 1% of all microbes fit this category. Trap Sorb is free to any "bad" microbes. The scientific nature of Trap Sorb and the special care taken in the preparation and packaging ensures it is absolutely free of harmful microbes. Trap Sorb is the highest quality microbial product of its kind on
the market. It is a  scientific   blend  of  multiple   strains  of  naturally
occurring active microbes. They are capable of consuming all of the organic contaminants that clog drain lines and fill up grease traps. The microbes in Trap Sorb digest organic wastes such as fat, grease, oil, protein, starch, cellulose, and detergent. The blend is synergistic, which means that all strains of microbes are compatible with each other and complement each other's activity. Trap Sorb has over 500 billion active microbes per gallon.




There are three (3) basic types of additives that are used to clean and maintain drain lines and traps: chemicals, enzymes, and microbes.

1. Chemicals: Chemicals are either acids or alkalis. They function by producing a chemical reaction that generates heat. This strong thermal effect tends to melt solid fats and greases at the point of a clog. Frequently the clog is cleared, but the fats and greases are redeposited in more distant parts of the drain system where future problems may arise. Chemicals tend to erode the pipes and fittings of the drain line. Chemical use is prohibited due to strong pollutants entering the waste water system. Chemical use allows some of the melted oil and grease to enter the public system. This practice is prohibited in many areas and may result in fines.

2. Enzymes: Enzymes are organic catalysts that cause oils and grease to dissolve. Used regularly in a drain system, the dissolved oils and greases flow into the public drain lines and eventually into the waste water treatment plants. The use of enzymes is prohibited in many areas due to the continued presence of oils and greases in the waste water. Enzymes are totally used up in a short time and must be added frequently to be effective. 'Me possibility of oils and greases being deposited in harder to reach areas of drain systems exists.

3. Microbes: Microbes are living organisms that consume oils, greases, and other organic contaminants in a dram system and convert them into non-polluting, harmless substances. Microbes do this by generating specific enzymes in quantities that render a particular food source digestible. The dissolved food source is then consumed by the microbes. Microbes do not grow in size but multiply by cell division. The microbes in Trap Sorb divide every twenty minutes when applied to drain lines and grease traps.

                                 NATURE TREAT, INC.

                                   Case Histories

  All of these case studies of Nature Treat, Inc., were done to test the qualities of the products. The products were usually tested one at a time, so that the remediation qualities of each product could be evaluated. In some or most of these cases a combination of products would have greatly benefited the treatment in the areas of speed and leaching.There now have been
several jobs done in which some of the products  were combined   in  a  single
treatment and the results were excellent. A few of these cases are included in this booklet and there are several that will be added as soon as they are edited.



CASE HISTORY:      Oklahoma (South of Oklahoma City, OK) Treatment of
                		 Diesel Spill on State Hwy
                		 Effectiveness of Spill cleanup.
May 1-2 1998

Lone Star Safety & Supply of Oklahoma City, OK, received a phone call from a Fireman of a local volunteer Fire department in a rural area, to deliver 30 to 40 (5 gal) palls of MicroSolv to an accident site for the cleanup of diesel that had spilled on a state roadway. As the Lone Star representative prepared to leave his facility at 10 p.m., He received a phone call and was told to stand down due to the Fire chief onsite did not believe that the chemical would work and would be using an alternative solution instead.

After working all night on the cleanup, using foam and some additive that solidified the diesel, there remained a heavy hydrocarbon smell and residue. The same fireman that made the original call, called again at 6 a.m.to request that the Lone Star Rep. go ahead and bring out at least 20 pails of MicroSolv to assist in the cleanup.Upon Lone Star's arrival,they found that there indeed remained a heavy diesel odor and the roadway way deteriorating from the diesel. The fireman had borrowed a water trailer equipped with a pressure washer and along, with the Lone Star representative began washing the road surface and shoulders. Immediately the road became extremely clean and no evidence of diesel remained. The shoulders of the roadway along with the soil and grassy areas were free of hydrocarbon contamination and was returned to its natural features.

Results and Conclusions

Samples were taken to check the contamination level prior to the treatment and then taken upon completion to compare the TPH levels (Total Petroleum Hydrocarbons).

The amounts used for the cleanup were as follows: 6 pails (5gal) diluted 25 to 1 ratio.

Area cleaned: Approx. 1/4 mile of roadway and surrounding area.

Results: Immediate cleanup of hydrocarbon contamination, elimination of potential combustion, no diesel odor and no residual negative effects.






CASE HISTORY:      Ecuador's Amazon Basin
                		 Abandoned Asphaltic Crude Pits
                 		(Restoration to background TPH levels)

July 17, 1995;
Padre Environmental Resources, Inc. accepted the challenge to remediate numerous oil field pit sites which had been dormant in Ecuador's Amazon basin for over two decades.

A pit, containing a tremendous amount of fallen trees, vegetation and debris mixed with a hardened asphaltic crude cap and rain water was selected. It also contained 300 cubic meters of sludge which was highly contaminated with degraded asphaltic crude, having the consistency of grease.

EnvironSolv-LE, an all-natural biodegradable solvent, was first sprayed over the asphaltic crude cap and allowed to penetrate the crude over a 24 hour period. Once the asphaltic crude was liquified, fallen trees and larger debris were removed, reduced in size with chain saws, and stacked in a lined containment area to avoid further contamination.

The crude was pumped to a skid tank for screening of smaller debris, where it was stored until off-site transportation could be arranged.

After removing the  asphaltic  crude,  debris,  and  rain  water  from the pit,
a track hoe was used to pull the crude contaminated berms into  the  pit.   The
berm material was thoroughly mixed with the sludge, and the reduced debris was placed back into the pit and mixed in with the contaminated material in preparation for the MicroSolv treatment.

The hydrocarbon contaminated mixture was then grid sampled and tested for TPH levels by lab personnel at Escuela Politecnica Nacional, using U. S.EPA Method
418.1. Results were in excess of 56,000 ppm.

MicroSolv, a synergistic blend of synthetic surfactants and nutrients, being similar to those naturally found in soils, was sprayed over the hydrocarbon contaminated mixture of sludge, berm material, and reduced debris at ambient temperature of (92 degrees Fahrenheit). A ratio of 1.8 gallons of MicroSolv per cubic meter of contaminated material was used.

A trackhoe was then used to thoroughly mix the MicroSolv solution into the contaminated material, eventually creating a slurry in the pit. Samples were collected and tested during the mixing process and at the end of 6 hours. TPH results were reported as follows:



16,940 ppm in 30 minutes,
15,160 ppm in 1 hour,
9,256 ppm in 2 hours,
6,210 ppm in 4 hours, and
2,500 ppm in 6 hours.

Pit  closure  criteria  called  for  reducing  TPH  levels to below 5,000 ppm.

Clean dirt from an adjacent area was used to help stabilize treated slurry material, and the pit was left open to dry.

August 4, 1995:

Samples of the treated sludge from this pit were again collected and analyzed by lab personnel from Escuela Politecnica Nacional in Quito, Ecuador. Test results, using EPA Method 418.1, indicated that the TPH level had dropped to 1,516 ppm and without further agitation or treatment of the sludge. Background TPH levels in an adjacent banana grove were reported to be in excess of 1,000 ppm.

November 3, 1995

A site visit revealed that an Ecuadorian farmer had claimed the restored pit site and planted corn. The new corn stalks measured 12 to 14 inches in height and appeared healthy. There were no visible signs of hydrocarbons on the site.

CASE HISTORY:  San Patricio County (S. Texas)
               Tidal Disposal Pit on Nueces Bay
               In-Situ TREATMENT OF OIL CONTAMINATION

February 28, 1996:

Two tidal disposal pits which had been used to collect oil during discharge of produced salt water to the Nueces Bay for over 25 years were abandoned in compliance with state mandates. The oil producing company hired a local contractor to close the pits in order to prevent possible hydrocarbon contamination of the bay.

The contractor sampled the perimeter of the pits and reported the following lab data: TPH levels ranging from 71,000 to 140,000 ppm.

Based on this data and a volume of contaminated pit sludge (reported to be about 80 cubic yards), Padre Environmental recommended using 20 drums of MicroSolv to lower TPH levels in accordance with Rail Road Commission requirements (below 10,000 ppm). When asked, the contractor admitted that it was impossible for them to sample the middle of the pit.

April 8, 1996:

The contractor applied the 20 drums of MicrSolv by spraying the contaminated sludge while mixing with a back hoe. It was quickly discovered that the pits actually contained heavy weathered crude (estimated at about 3-4 barrels per pit) below a thin film of rain water. The chemical solution was applied until exhausted. The contractor reported a significant reduction in hydrocarbon odors and color change, but there was obviously more oil present than originally anticipated. Ten additional drums of MicroSolv were dispatched to the site, mix and applied to the contaminated sludge while being mixed with a back hoe.

The contractor used the back hoe for sampling the treated sludge the following work day. Lab test reported TPH level of 11,510 ppm (drop of approximately 91%). Fresh dirt near the site was used to fill the pits and provide the necessary dilution to meet the target TPH level.

Conclusion:

The production company was not only pleased with the performance of MicroSolv but enthusiastic about the final job cost compared to their estimated excavation and disposal cost.

CASE HISTORY:   Meinart Ranch (Texas)
               	Spill Response
                (Hydrocarbon contamination)

The production site was contaminated with a fresh oil spill due to the failure of a relief valve on the production separator. Centex Remediation Services and Padre Environmental were contacted to respond to eliminate, if possible, the hydrocarbon contamination, along with the removal of the oil stain.

Padre Environmental supplied its synergistic, concentrated, blended chemical, MicroSolv for the remediation. Centex began the process of returning the contaminated soil to an acceptable TPH level and coloration.

Centex began washing the oil stained area with a power washer and the MicroSolv. The immediate results were substantial, the typical oil odor was eliminated and the oil stained soil was cleaned almost immediately.

Before  the  remediation  process  began,  a  TPH  analysis   (Total Petroleum
Hydrocarbons per U.S. EPA Method 418.1) of the contaminated soil was performed. The TPH level was 78,000 ppm. In less than seven hours of completion, a second TPH analysis was performed. The ending result was 7350 ppm.

Six, fifty-five gallon drums of MicroSolv were used to achieve the immediate results on 138 cubic yards of contamination. The initial application of MicroSolv was able to be applied within 2 1/2 hours after the call to Centex and Padre Environmental was received.

Conclusion:

With only one application of MicroSolv, the production company was not only pleased with the performance of the chemical, but was excited about the final analysis and the cost comparison to their traditional remediation methods.

CASE HISTORY:   Kenedy Ranch - Texas
               	Closure of Production Reserve Pit
                (Salt & Hydrocarbon contamination)

Site Information:

An oil field production reserve pit measuring 156 feet by 186 feet by 3 feet deep (above) containing a mixture of indigenous soils, drilling mud, and related production waste (approximately 358 cubic yards) was sampled for salt (chloride) and hydrocarbon levels.Deposits of salt were visible on the surface of the sludge.When the surface of the sludge was penetrated to collect samples, it was noted that the sludge was black in color and had a foul hydrocarbon odor.

Test Data:

Lab analyses of the pit sludge revealed the following. TPH (Total Petroleum Hydrocarbons) level of 83,00 ppm at sample location #1 (nearest well head) and 67,000 ppm at the sample location #2 (back side of pit); and chloride levels of 189,000 ppm (ECe of 395.3) at sample location #1 and 65,000 ppm (ECe of 101.6 at sample location #2.

Soil Treatment (May 7, 1996):

A D-6 dozer was first used to thoroughly mix the sludge and contamination evenly over the pit floor. Sixteen drums of Nitracal-100 and three drums of Nitracal-SC were mixed with 180 barrels of fresh water in an open-top skid tank and pumped into the pit. The dozer was used to distribute and thoroughly mix the chemical solution into the sludge. Two 130 barrel loads of fresh water were brought in by vacuum truck and used to flood the surface of the pit, and the pit was left undisturbed for the day.



Results:

Lab results on sludge samples taken on the following morning revealed the chloride level had dropped to 18,000 ppm or an ECe of about 30.

Hydrocarbon Treated (May 8, 1996)

Fifty drums of Microsolv were pumped into the pit. The dozer was then used to distribute and mix the chemical solution into the pit sludge.

Two 130 barrel loads of fresh water were brought in and sed to flood the pit, creating a slurry during the mixing process. The dozer exited the pit after mixing the treated sludge for about 4 hours.

Results:

Lab results on sludge sampled across the pit, immediately before the dozer exited the pit, revealed the TPH level had effectively dropped to 5,114 ppm. There were no visible signs of hydrocarbons in the sludge or excess fluid in the pit and all hydrocarbon odors were eliminated.

Conclusion:

In in-situ treatment with Nitracal-100 and Nitracal-SC for salt contamination an MicroSolv for immediate reduction of TPH levels resulted in achieving closure in days, instead of 6-12 months. The total cost of this project (chemicals and contracting cost) was reportedly 56% under budget completion.

CASE HISTORY:  Bird Facility - King Ranch - Texas
               Closure of Tidal Salt Water Disposal Pit
               (Reduction of TPH levels in pit sludge)

October 1, 1996:

Fina Oil & Chemical excavated approximately 3,200 cubic yards of hydrocarbon contaminated sludge from a tidal disposal pita at their Bird Island Facility, Which is located about 40 yards from the Laguna Madre estuary. The hydrocarbon contaminated material was spread to a depth of one foot over a two acre area around the production facility. Chemtex Laboratories of Corpus Christi, Texas was employed to grid sample the contaminated area and test for TPH levels, using EPA Method 418.1. Results of their initial TPH findings on Lab Report No. C6100122 ranged from 24,660 to 70,281 ppm.

Fina personnel attempted to reduce TPH levels by regularly fertilizing, discing, And watering the contaminated area, but they were unable to achieve even the slightest reduction in TPH levels. Concerned for rainy conditions forecasted with seasonal cold fronts and the danger of hydrocarbons leaching into the Laguna Madre, Fina decided to contact Trinity Environmental Technologies.

After surveying the contaminated site, Trinity submitted the following recommendations to Fina: apply 220 drums MicroSolv, to effectively achieve closure requirements (TPH level at or below 10,000 ppm per Railroad Commission within a 72 hour time frame.

Specifically, this recommendation called for a chemical usage rate of about 2.10 Gallons per cubic yard of contaminated material, having a TPH range of 24,660 to 70,281 ppm, resulting in a chemical cost of about $37.81 per cubic yard.

November 14, 1996:

Fina personnel decided to use Trinity's technology, but because a great deal of their budget had been used for fertilizing, watering and discing, they decided to purchase only 100 drums of MicroSolv for treatment of the 3,200 cubic yards of contaminated material. The MicroSolv was applied to the sludge on site by spraying, until the 10 drums of chemical had been applied to the entire site. The treated material was then immediately tilled with a tractor.

November 18, 1996:

Chemtex Laboratories sampled the site,using the 10 identified sample locations and tested for THP levels. Results on Lab Report No. C6110029, indicated that TPH levels immediately decreased 34% across the site after treatment with MicroSolv. The percentage of decreased appeared to be directly related to the actual volume of MicroSolv used versus recommended volumes and dilution rates.

November 20, 1997:

Trinity conducted the following in-house bench test in response to Fina's request for proof concerning the biodegradability of MicroSolv.

Test Procedures:

(i) Equal amounts of untreated hydrocarbon contaminated sandy-sludge (100 ml.
each) were placed into 2 sterile bottles.
(ii) Within 72 hours, the presence of indigenous bacteria had completely enveloped the upper portion of bottle "B".
(iii)  Within  120  hours,  (5 days)  indigenous  microbes  had   degraded and
transformed the thin layer of floating hydrocarbons into a biomass forth. A thin layer of oil remained on top of the untreated sandy-sludge and water in bottle "A".

Conclusion:
Even though Fina elected to apply less than 50% of the recommended volume of MicroSolv there was a significant decrease in TPH levels within days after the MicroSolv application (see Figure 1.). In fact, there was an average decrease of 34% in TPH levels across the treated site.However,based on past experiences with pit closures, the contamination should have been left in the pit for in-situ treatment with MicroSole. This would have provided optimum usage for one known TPH level, rather than trying to evenly apply the chemical solution across a site with random TPH levels.

Rather than achieving the desired results or TPH closure levels within 72 hours as predicted with Trinity's recommended chemical volume, Fina managed to decrease TPH levels to within closure limits (Lab Report No. C7030024) over a greater period of time and with less than 50% of the recommended volume of MicroSolv. It should also be noted, however, that Fina admittedly spent more on the project than intended, and certainly more than was recommended for in-situ treatment with Trinity's technology.

Figure 1.  CHEMTEX LAB Reports (TPH Levels - EPA Methods 3550/418.1

Sample I.D        Sample      10/15/96     11/20/96     % Decrease
Chemtex File #  Location     (C6100122)   (C6110034)     TPH Level
12/4/96
TP-1              East Side
                  of Tidal
                  Disposal
                  Pit          24,663        N/A             N/A
16,767

TPH-2             South Side
                  of Tidal
                  Disposal
                  Pit          46,703        32,292          31%
9,356

TPH-3             West Side
                  of Tidal
                  Disposal
                  Pit          70,281        23,626           66%
6,928

TP-4              North Side
                  of Tidal
                  Disposal
                  Pit          48,361        25,709            47%
22,148

TP-5              West of
                  Facility
                  SW End of
                  Area         25,379        12,227            52%
17,678

TP-6              West of
                  Facility
                  Center of
                  Area         35,264        19,375            45%
21,666

TP-7              West of
                  Facility
                  NW End of
                  Area         53,320        38,861             27%
20,369

TP-8              North of
                  Facility
                  West End of
                  Area         36,826        32,430             12%
16,105

TP-9              North of
                  Facility
                  Center of
                  Area         35,510        32,044             10%
22,411

TP-10             North of
                  Facility
                  East End
                  of Arena     37,401        31,464            16%
18,437

CASE HISTORY:  Powell Landfill (Park County, Wyoming)
               Treatment of Hydrocarbon Contaminated Soils.
               (Preliminary reports of study)

August 28, 1997:

Park County officials at the Powell Landfill in Wyoming had taken in hydrocarbon contaminated soils for remediation by natural bio-methods, i.e., regularly fertilize, water and aerate hydrocarbon contaminated soils. They experience only a minor reduction of hydrocarbon levels in crude contaminated soils over a period of several months and was far from meeting DEQ mandated requirements. They had also been trying to remediate soils contaminated with electrical transformer oils, or mineral oils with no success.

Officials at the Powell Landfill decided to test MicroSolv, a non-toxic, non-hazardous and non-flammable chemical bio-enhancement technology, for the remediation of both contaminants. Approximately 25-30 cubic yards of crude contaminated soils, laden with large clumps of harden crude, and about 25-30 cubic yards of soil contaminated with transformer oil, or mineral oil from a WAPA member, were placed in individual treatment cells to a depth of about 8-10 inches.

MicroSolv was applied to each test cell at a rate of 10 gallons per cubic yard of contaminated soil. The front end loader pictured above was used to roll and/or mix the contaminated soils during treatment to cause adequate chemical to hydrocarbon contact. An additional 1,000 gallons fresh water was added to each test cell, bringing the contaminated soils to saturation.

Results and Conclusions:

Samples were taken from both, the untreated soils, for a control, and the treated cells, on Sept. 2, 1997 (5 days after treatment). Lab results for EPA test methods 8015 (gas chromatograph) and 418.1 (Freon extractable-Total Petroleum Hydrocarbons) were as follows:


Test Cell #1:  Crude contamination

8015     Control     5,830 ppm
         Treated     4,750 ppm
418.1    Control     8,040 ppm
         Treated     6,800 ppm

Test Cell #2:  WAPA Mineral Oils
8015     Control     1,460 ppm
         Treated       954 ppm
418.1    Control     2,050 ppm
         Treated     1,240 ppm

While these lab tests indicate that a decrease in hydrocarbon levels did occur in both test cells as the result of a one time MicroSolve application, e.g., 16-10% and 35-40% respectively,the drop in hydrocarbon levels in Test Cell No. 1 (crude contamination) was noticeably less than in Test Cell No. 2 (WAPA mineral oils). This is due to the fact that Test Cell No. 1 contained residual hydrocarbon levels (listed above) and large degraded clumps of crude, which were not sampled nor reflected in the control lab results.





The MicroSolv treatment process undoubtedly generated lab detectable hydrocarbons by converting some of the large hardened clumps of crude found in Test Cell No. 1 into liquefied hydrocarbons. Therefore, lab results on Test Cell No. 1 do not accurately reflect the effectiveness of MicroSolv on crude in this case.

November 13, 1998

To Whom It May Concern:

1. This letter is written in support of the product, MicroSolv, which we used with great success last year in conjunction with a storage tank tear down, project. The clean out and tear down of an old 80,000 bbl crude oil tank at our terminal in Placedo, Texas, left us with about 900 bbls of heavy bottom sludge which required treatment/disposal. Other sectors of the Coastal Corporation had previously used micro-organisms to rapidly metabolize hydrocarbon compounds so, in conjunction with the site soil remediation we investigated the possibility of treating this sludge on-site,using Microsolve.

A pilot test was performed using approximately one (1) barrel of the bottom sludge, tilled into the indigenous soil, and pressure sprayed with a 1: 15 solution of MicroSolve in water. A pre-test sample of the untreated existing soil was analyzed and found to have a background TPH content of 3200 ppm. Composite samples of the sludge/soil. Mixture were collected immediately after treatment, and 72 hours, after treatment.lab analyses using 418. 1 methodology on these samples indicated a TPH content of 76,000 ppm and 5,600 ppm respectively. The 93% reduction in the TPH content of the treated soil was further supported by: 1) lack of any noticeable odor and 2) a change in color from black to light brown. (See lab analyses, attached).

We were pleased with these results and, after the tank teardown, completed the site remediation. Should you have any questions or require additional information, please contact me at (713) 877 -3147.

Sincerely,


/S/
Bill Ghishko
Environmental Engineer







REC'D JAN 18, 1996
STATEWIDE ENVIRONMENTAL SERVICES
143 N.E.2ND ST. NEWPORT, OREGON 97365
PHONE: (541) 265-2425
FAX: (541) 265-5151

January 12, 1996

TO: Pacific
Environmental Products
P.O. Box 803
Eugene, Oregon 97401
Attention: Tammi Maddox

Tammi

As you know, Statewide Environmental Services was awarded a contract to treat nine hundred and twenty cubic yards of diesel contaminated soils at 1985 Roosevelt Blvd., Eugene, Oregon. I must admit, at first I was very reluctant to bid on this project, knowing that a previous Environmental firm was unable to treat the soils to Oregon Department of Environmental Quality standards in the time frame my client expected, six to eight weeks.

On November 16, 1995,statewide Environmental Services purchased your product, "All-Sorb", as part of the treatment process. I am pleased to report to you, your product "All-Sorb", applied properly, was the key to obtaining D.E.Q. cleanup standards in the time frame my client was looking for, within eight weeks. Although this is the first time I have used this product,I am convinced that "All-Sorb" is cost effective, easy to apply, and an instrumental tool for Statewide Environmental Services to use in the future.


Tammi, I would also like to thank you for the technical support you provided on this project.

Sincerely,
/S/
Wayne Riggs
S.E.S./Owner







CASCADE PACIFIC ENGINEERING, INC.
1925 BAILEY HILL ROAD, SUITE A EUGENE, OREGON 97405
FAX 503/344-2631
503/687-0965
July 6, 1994
RECEIVED
JUL 11 1994
Bruce Scherzinger
Oregon Department of Environmental Underground Storage Tank
Section 750 Front Street NE,
Suite 120 Salem, Oregon 97310

RE: SOIL TREATMENT QUARTERLY REPORT

FOR: BAYLORS MOBIL SITE INTERSTATE 5 and MARKET STREET
SALEM, OREGON
LUST # 24-82-4001

Dear Bruce:

Enclosed please find the Soil Treatment Quarterly Report for the above referenced project. An initial round of sampling was conducted on May 11, 1994 prior to the placement of the bioremediation product "All-Sorb". The bioremediation product was tilled into the PCS on May 13, 1994. The average depth of the PCS in the treatment area is approximately 18 '. The treatment area is divided into eleven 100 cubic yard treatment cells. Two samples were obtained from each cell. A second round of sampling was conducted on June 17, 1994, approximately one month after the initial placement and tilling of the bioremediation product. A review of the analytical results indicates that petroleum hydrocarbon concentrations have decreased significantly since the application of the bioremediation product.

A third round of sampling, will be conducted in mid July, immediately after another round of tilling has been completed. If you require any additional information regarding this off-site treatment project, please contact me at your convenience.

Sincerely,

CASCADE PACIFIC ENGINEERING, INC.
/S/
Peter G. Zagar
Project Manager/Hazardous Waste Specialist

Enclosures

cc:  Luis Rivas, ODOT
     Tammi Maddox, Pacific Environmental Products

CASCADE PACIFIC ENGINEERING, INC.
BAILEY HILL ROAD, SUITE A
EUGENE, OREGON 97405
FAX 503/344-2631
    503/687-0965

September 30, 1994

Bruce Scherzinger
Oregon Department of Environmental Quality
Under Ground Storage Tank Section
750 Front Street NE, Suite 120
Salem, Oregon 97310

RE:     SOIL TREATMENT QUARTERLY REPORT

FOR:    BAYLORS MOBIL SITE
        INTERSTATE 5 and MARKET STREET
        SALEM, OREGON
        LUST 24-82-4001

Dear Bruce:

Enclosed please find a Soil Treatment Quarterly Report for the above referenced project. This report covers site activities occurring between July 2, 1994 and September 30, 1994. As previously noted, the treatment area was divided into eleven 100 cubic yard treatment cells. An additional cell was placed north of the main treatment area. The 70 cubic yards of soil placed in this cell came from the fuel island area excavation at conducted at the former Mobil station.

The first sampling round conducted during this quarter occurred on July 27, 1994. Two samples were collected from each of the eleven cells at previously designated locations. Two samples out of the twenty-two collected, exhibited either gasoline-type-or diesel-type total petroleum hydrocarbon concentrations above the applicable Level 1 cleanup standard. These were sample numbers 5W (TPH-D) 134.6 mg/kg) and 8E (TPH-G, 220 mg/kg and TPH-D, 778 mg/kg). Two samples were collected from the 70 cubic yard cell. The analytical results from these two samples indicated that petroleum hydrocarbons were not detected at or above the applicable method detection limits.

The second round of sample collection conducted during this. quarter occurred on September 8, 1994. One sample out of the 22 collected exhibited a concentration above the applicable Level 1 clean up standard. This sample was 7E which had a TPH G concentration of 45 mg/kg. Four samples were collected from the 70 cubic yard cell. No petroleum hydrocarbons above the applicable method detection limits were detected in these samples.

An additional sample was collected from the East side_______on September 19, 1994. Analytical results indicated that no gasoline-type petroleum hydrocarbons were detected at or above the applicable method detection limits, while the TPH-D concentration of 74 mg/kg is below the applicable cleanup standard of 100 mg/kg.

Based   upon  these  analytical  results,  it  appears  that  total  petroleum hydrocarbon concentrations in all of the treatment area cells have been remediated to levels which are below the desired Level 1 cleanup standard for the constituents of concern.

Based upon these results, the Oregon Department of Transportation, Region 2 Right-of-Way Section officially requests that the treated PCS at this location be released for placement at the previously documented locations presented in the Final Soil Disposition form dated March 30, 1994. If you require any additional information regarding this off-site treatment project, please contact me at your convenience.

Sincerely,

CASCADE PACIFIC ENGINEERING, INC.
/S/
Peter G. Zagar
Project Manager/Hazardous Waste Specialist
Enclosures
cc:  Luis Rivas, ODOT, Environmental Services
     Howard Bergstrom, ODOT, Region 2
     Tami Maddox, Pacific Environmental Products
ODOT 2404


RECD Feb 28 1995
Environmental Science Associates, Inc.
1450 Flintridge Avenue, Eugene, Oregon 97401
(503) 683-4997          FAX 683-4997

February 20, 1995

Ms. Tammi Maddox
Pacific Environmental Products
P.O. Box 2803
Eugene, Oregon 97402

RE: RESULTS OF USING ALL-SORB ON DIESEL-CONTAMINATED SOIL

Dear Tammi:

We wanted to write to express our satisfaction with "All-Sorb". This was the first time we had used the "All-Sorb" product. Diesel contamination was discovered during an underground, storage tank (UST) decommissioning and the UST owner requested that the contaminated soil be remediated onsite. The following should give you an idea how well your product performed.

On June 6, 1994, approximately 17 cubic yards of contaminated soil were excavated from a UST pit and stockpiled onsite for remediation. The soil was piled about 18" thick on visqueen sheets and left uncovered. A discrete grab sample from the excavated soil analyzed for TPH-D contained 3050 ppm diesel-range hydrocarbons.

Contaminated soil consisted of a clayey gravel containing approximately 30% clay and 70% coarse gravel with gravel typically sub-round to well-round and size range .5" to 3". Ten (10) bags of All-Sorb, were hand-turned into the soil. The soil was watered and left uncovered. The client was responsible for following the proposed remediation plan which included turning the soil once every seven to ten days, and applying water when necessary to keep the soil moist. The actual turning and watering may have deviated from the original plan.

Approximately two and one-half months later, on August 23, two discrete soil samples were collected from the soil pile and analyzed for TPH-D. The samples contained 834 ppm and 707 ppm diesel-range hydrocarbons which exceeded the target levels established by the DEQ. Consequently, remediation continued. On October 27, 1994, two discrete soil samples were again collected from the soil pile. The samples continued 336 ppm and 301 ppm diesel-range hydrocarbons which satisfied the DEQ Matrix.





Cleanup of the contaminated soil to satisfactory levels took approximately five months from early June until late in October. The contamination decreased by almost 90% in that period of time. We feel that the length of time required to reach the Matrix cleanup levels was greatly improved by using the All-Sorb product.

Sincerely,
/S/
Allen Martin, RPG




                          THOMPSON TRACTOR CO., INC.
                           BIO-REMEDIATION PROJECT
                             TUSCALOOSA, ALABAMA

Contaminant ----------------------------------Oil and Grease
Average Contamination ----------------------- 3,431 ppm Maximum
Contamination ------------------------------- 6,080 ppm

                           THOMPSON TRACTOR CO.
                             TUSCALOOSA, AL

The purpose of this report is to describe the procedures and results on the remediation project at your facility in Tuscaloosa, AL. This project involved approximately 1, 116 cu. yds. of soil contaminated with oil, grease and diesel from wash rack sludge. The contamination level was between 1,840 ppm and 6,080 ppm.

Step I - Application

On 4/15/95 we applied All-Sorb (biological product) to the contaminated soil. We also applied a mixture of surfactants and nutrients. After each application we thoroughly tilled the soil.

Follow - Up

Periodically during the next 6 months we applied nutrients (fertilizer) to the soil and tilled the site thoroughly. We also periodically took soil samples to monitor the hydrocarbon  reduction. The results of the samples are as follows:
AREA  STARTING POINT  5/31/95  7/19/95   8/21/95    9/21/95     12/6/95
 1    6,080 ppm        1,760   3,444     290        424         ND
 2    2,800 ppm        1,736   1,024     580        592         ND
 3    5,016 ppm        2,312     744     646        666         ND
 4    3,016 ppm        2,014   1,720     307        472         ND
 5    1,980 ppm        1,116   1,240     420        638         ND
 6    1,840 ppm        1,992     912     750        405         ND
 7    3,288 ppm           56   1,096     890        507         ND
Average  3,431 ppm     1,569   1,454     555        529         ND

Conclusion

Bioremediation was a successful treatment method in reducing the hydrocarbon contamination to a non-detectable level.

                           THOMPSON TRACTOR CO., INC.
                            BIO-REMEDIATION PROJECT
                             SPANISH FORT, ALABAMA

Contaminant --------------------------------Oil & Grease

Average Contamination ---------------------- 1527 ppm

Maximum Contamination ---------------------- 4580 ppm

                   RAM ENVIROMENTAL TECHNOLOGIES, INC.
                           3153 Bellwood Drive
                         Birmingham, Alabama 35243
                            Phone (205)969-0708
                            Fax (205) 967-2720
To: Ken Billue
From:  Mae McCullough
Date:  August 30, 1995
Subj:  Results of Bioremediation Project - Spanish Fort, AL

The purpose of this report is to describe the procedures and results on the remediation project at your facility in Spanish Fort, AL.This project involved approximately 1200 cu. yds. of soil contaminated with oil and grease from wash rack sludge. The contamination level was between 300 ppm and 4700 ppm.

Step I - Application

On 10/27/94 through 10/31/94 we applied 1200 bags of All-Sorb (biological product) on to the contaminated soil and thoroughly tilled the product into the soil to an approximate depth of 15 inches.






Follow-up

Periodically during the next,9 months we applied nutrients (fertilizer) to the soil and filled the site thoroughly. We also periodically took soil samples to monitor the hydrocarbon reduction. The results of the samples are as follows:
(Note: the areas indicated as 1 through 7 on all of the soil samples correspond to the areas on the attached grid from Gallet & Associates)

Area   Starting Point   12/07/94    1/10/95    5/02/95     8/25/95
1     347 ppm          422 ppm     213 ppm    < 10         -
2     1,447 ppm        567 ppm     314 ppm    < 10         -
3     857 ppm          1,230 ppm   322 ppm    419 ppm      24 ppm
4     1,144 ppm        1,310 ppm    < 10      542 ppm      < 10
5     1,980            1,080 ppm   304 ppm    712 ppm      91 ppm
6     1,900 ppm        1,220 ppm   359 ppm    892 ppm      45 ppm
7                      1,130 ppm   377 ppm  1,022 ppm      35 ppm

Average 1,566 ppm      1,108 ppm   314 ppm    512 ppm      28 ppm

Conclusion

Over period of 294 days the hydrocarbon contamination was reduced to acceptable levels (below 100 ppm) using bioremediation as a methodology.

                               RENAISSANCE ENERGY
                                    ALLSORB
                             BIOREMEDIATION PROJECT
                                    LOCATION
                           PRECISION DRILLING RIG #49
                                     NEAR
                            JENNER, ALBERTA CANADA

                               RENAISSANCE ENERGY

                                 WELL BLOW-OUT
                           JENNER, ALBERTA, CANADA
                                JANUARY, 1997
DATE           		ACTION
Jan. 30, 1997
             		 -Precision Drilling Rig #49 located approximately 17 km  north
                 of   Jenner,  blew   uncontrolled   for  15  hours  releasing
                 approximately  1000  barrels  of crude oil over approximately
                 30 acres to the east of the lease site.
             		- Vacuum trucks were utilized for areas of heavy concentrations
              		 of pooled oil on the lease and immediate adjacent area to the
               		east.
            	  - Because there was a concern that the crude oil would soak into
               		the top soil and possibly leach into the Red Deer River basin,
               		it was decided to use ALL-SORB to encapsulate and bioremediate
               		the oil before this could happen.

Feb. 1,2,19,20,21, 1997
            		 -Over this five day period, 2928 bags of ALL-SORB product  were
            		  spread over the affected area. This was accomplished by  using
              		bobcats and a customized manure spreader.  At  the   customers
              		request, some  areas  where  it  was  apparent that the spring turnoff  would  pool,  the  water  was  not  treated. Pictures illustrate a marked contrast between these areas.
              	-Because of the size of  the  area  involved,  the only moisture
              		applied was the result of snow melting and rainfall.

Sept. 15, 1997
   	           -Other than areas where ALL-SORB was not applied, the site has
              		 completely returned to its natural native prairie state and is
              		 undistinguishable from surrounding areas.
PICTURES
             1-5    		Original site - Pre-remediation
             6-9    		All-Sorb Application
            10-14  	  Early Spring after thaw
            15-16     September, 1997 - Untreated area showing natural growth
                      with oil residue
            17-19     September, 1997 - Treated area reclaimed

ANALYSIS REPORT:	                                 Analysis Report TL 92-1406
                                 September 15, 1992

Product:              Crude Oil Contaminated Soil
Location:             South Terrebonne Parish Production Well
Date:                 June 8, 1992
Test:                 Method:               Results:
Hydrocarbon:          Standard 5520 D       387,000 PPM

Note: Results was prior to introduction of All-Sorb

Respectfully Submitted,

LCS Testing Labs, Consultants, and Marine Surveyors
Dr. William McCoy,
/S/
P.O. Box 1009  Mandeville, Louisiana 70449 (504) 892-6962
Fax: (504) 892-3266


                ANALYSIS REPORT:    Analysis Report TL 92-1406
                           September 15, 1992

Product:            Crude Oil Contaminated Soil
Location:           South Terrebonne Parish Production Well
Date:               June 8, 1992

Test:                   Method:                Results:
Hydrocarbon:            Standard 5520 D        104,440 PPM

Note: Soil sample treated with All-Sorb after 30 days

Respectfully Submitted,
LCS Testing Labs, Consultants, and Marine Surveyors

Dr. William McCoy, PHD
/S/
P.O. Box 1009  Mandeville, Louisiana 70449 (504) 892-6962
Fax: (504) 892-3266

ANALYSIS REPORT:                              Analysis Report TL 92-1406
                         September 15, 1992

Product:                 Crude Oil Contaminated Soil

Location:                South Terrebonne Parish Production Well

Date:                    September 14, 1992

Test:                       Method:                   Results:
Hydrocarbon:             Standard 5520 D              9,720 PPM

Note: Soil sample treated with All-Sorb after 74 days

Respectfully Submitted,
LCS Testing Labs, Consultants, and Marine Surveyors

Dr. William McCoy, PHD
/S/
P.O. Box 1009 Mandeville, Louisiana 70449 (504) 892-6962
Fax: (504) 892-3266






ANALYSIS REPORT:                               Analysis Report TL 92-1406
                           September 15, 1992

For:            	        Gulf Coast Env. Supply Inc.

Product:     	           Crude Oil Contaminated Soil

Location:    	           South Terrebonne Parish Production Well

Date:          	         October 14, 1992

Test:          	        Method:                       Results:
Hydrocarbon           Standard 5520 D                3,833 PPM

Note: Soil sample after 99 days treated with All-Sorb

Respectfully Submitted,

LCS Testing Labs, Consultants, and Marine Surveyors
Dr. William McCoy, PhD
/S/
P.O. Box 1009  Mandeville, Louisiana 70449 (504) 892-6962
Fax: (504)892-3266

                              NATURE TREAT, INC
                                Environmental
                                 Protection
                                 Agency(EPA)

                 UNITED STATES ENVIRONMENTAL PROCTECTION AGENCY
                             WASHINGTON, D.C. 20560
   MicroSolv


This letter is in response to your phone calls (6/2-3/98) requesting EPA to proceed with the process of determining the applicability of your product, "Microsolv", to the NCP Subpart J Product Schedule (Schedule).

It is our understanding that Micosolv would be used as a soil remediation product. (e.g.. in oil fields or at tank sites where leaks have contaminated soil surrounding the tanks, etc.) and not for water shoreline cleanup during an actual oil spill emergency.

Based on this information, we cite the following language from the NCP: "This subpart (J) applies to the navigable waters of the United States and adjoining shorelines..." 40 CFR 300.900(b).

If Microsolv were to be listed, EPA would classify it as a Surface Washing Agent. Since the product does not have bacteria, nutrients, or enzymes it cannot be placed on the list of bioremediation agents.

There are several products used only for soil cleanup in the U.S. that are not listed on the Schedule. If your company's marketing efforts are directed toward soil remediation, then the Schedule regulations do not apply to your product.

The testing that would be required, should Microsolv need to be listed. Usually cost several thousand dollars, both for the bio-effectiveness and aquatic toxicity test ( toxicity test is required due to the presence of surfactants in Microsolv ). We advise that you do not incur this expense since
testing/listing   is   not   required   for   soil   remadiation    products.

EPA is aware that certain oil companies refuse to use your product due to the fact that they, erroneously, believe only NCP listed products can be used on their oil contaminated soils. EPA is aware of this problem and misinterpretation of NCP rules and regulation regarding the use and or misuse of the Product Schedule. We are actively correcting the situations as they are brought to our attention and thank you for informing us of them.

Feel free to use refer to this letter to clarify this matter to potential customers.

As discussed, we advise that you contact the Region 6 EPA offices in Dallas, Texas to obtain further information regarding the use of your product for oil contaminated soils.

If you have any further questions, call me at 703-603-9918
Sincerely,
/S/
William Nichols EPS
EPA Oil Program
















                    UNITED STATES ENVIRONMENTAL PROTECTION AGENCY
                               WASHINGTON, D.C. 20460

                    OFFICE OF SOLID WASTE AND EMERGENCY RESPONSE

Edward Wilkerson
Nature Treat Inc.
111 Tubing Road
Broussard, LA 70518

Dear Mr. Wilkerson:

We have received and reviewed the information you submitted on the sorbent "All-Sorb l". Our review indicates that this product meets the definition of a "sorbent" as specified in Title 40 of the Code of Federal Regulations (CFR), sections 300.5 and 300.915(g) of the National Contingency Plan (NCP). Based on this review, "All-Sorb" is not required to be listed on the NCP Product Schedule.

So that you may be prepared to provide On-Scene Coordinators with a certification as referenced in section 300.915(g) (4) of the NCP, the following statement should be reproduced, dated, and signed on your corporate letterhead:

[SORBENT NAME] is a sorbent material and consists solely of the materials listed in section 300.915(g)(1) of the NCP.

In this case All-Sorb would be a cellulose product. This letter only applies to All-Sorb, not other Nature Treat, Inc.. Enclosed for your review is a copy of section 300.915(g) from the NCP. Should you have questions, please contact me at (703) 603-9118.

Sincerely,
William Nichols
Enclosure EPA Oil Program Center (5203G)














EFEH& ASSOCIATES
10919 SAGEWIND DRIVE HOUSTON, TEXAS 77089
TELEPHONE (713) 996-5031

July 7, 1993

Following are results of the powder sample submitted to our laboratory for analyses on June 25, 1993:


SAMPLE I.D. . . . . . . . . . .All-Sorb
LAB NO . . . . . . . . . . . . G-8497
Total Plate. count/g. . . . . .35,000
Total Coliforms/g. . . .  . . .9.1
E. coli/g . . . . . . . . . . .None Detected
Salmonella/Shigella/25g . . . .None Detected
Staphylococcus aureus/g . . . .None Detected
  (coagulase positive)
Yeast/g . . . . . . . . . . . .1
Mold/9 . . . . . . . . . . . . 12


Please contact me if you have any questions concerning these results

Sincerely,
/S/
Edwin B.Smith, JR., PHD
EFEH & ASSOCIATES   December 9, 1992



                       2 Hazardous Waste Characteristics
                   (including TCLP Inorganics & TCLP Organics)
                                All-Sorb

Specific Gravity, g/cc   1.25   Oil & Grease, ppm                   580
Color                    Tan    Physical State                      Tan
Odor                     None   Layers                           Single
Ignitability, F          >200   Corrosivity, (ph)                  3.22
(Pensky-Martens Closed Cup)     Reactivity-S. mg/kg No Reaction  <0.01)

Total Solids (dried weight), % 92.72
Reactitvity-CN. mg/kg No Reaction (<0.01)








                        Appearance After Two to Four Hours
Layers                1             Solids, %      100
Oil, %                <0.1          Liquid, %      <0.1

                       TCLP INORGANICS (Leachate)

Arsenic, mg/1	       <0.01         Barium, mg/1    0.04
Cadmium, mg/1       <0.005         Chromium, mg/1  0.05
Copper, mg/1          0.02         Lead, mg/1     <0.01
Mercury, mg/1       <0.002         Nickel, mg/1    0.04
Selenium, mg/1		      0.18         Silver, mg/1   <0.01
Zinc, mg/1            0.20

                          TCLP ORGANICS

Edrin                   <0.005	   Lindane                <0.01
Methoxychlor	            <0.01    Toxaphene              <0.01
2, 4-D	                  <0.01	   Silvex                 <0.01
Benzene	                 <0.01    Carbon Tetrachloride   <0.01
Chlordane                <0.01	   Chlorobenzene          <0.01
Chloroform               <0.01	   O-Cresol               <0.01
m-Cresol                 <0.01    p-Cresol               <0.01
1, 4-Dichlorobenzene     <0.01	   1,2-Dichloroethane     <0.01
1,1 -Dichloroethylene    <0.01    2,4-Dinitrotoluene     <0.01
Heptachlor              <0.004    Hexachlorobenzene      <0.01
Hexachloroethane	        <0.01    Methyl Ethyl Ketone    <0.01
Nitrobenzene             <0.01	   Pentachlorophenol      <0.01
Pyridine                 <0.01    Tetrachloroethylene    <0.01
Trichloroethylene    	   <0.01    2,4,5-Trichlorophenol  <0.01
2,4,6-Trichlorophenol    <0.01    Vinyl Chloride         <0.01
Hexachloro-1, 3-butadiene<0.01

NOTE:	     Units expressed in mg/l, unless otherwise noted.

METHODS:       HWC - EPA SW-846
               TCLP INORGANICS (Leachate) - EPA 1311 / 6010 / 7471
               TCLP ORGANICS	- EPA 8015 / 8020 / 8080 / 8150













EFEH& ASSOCIATES
10919 SAGEWIND DRIVE HOUSTON, TEXAS 77089
TELEPHONE (713) 996-5031

September 3, 1993

Following are the results of the solid sample submitted to our laboratory for analyses on August 27, 1993:

SAMPLE I.D.. . . . . . . . .All-Sorb
LAB NO. .. . . . . . . . . .H-0453
Total Phosphorus, mg/L. . . 1.5
Analyst Initials:. . . . . .M H.
Ortho Phosphate, mg/L. . . .0.5
Analyst Initials:  M H.

METHOD:  SM 17th ed. 4500-P-E

Please contact me if you have any questions concerning these results.

Sincerely,
/S/
Edwin B. Smith, Jr., PHD






                                   RISK FACTORS

The securities offered are highly speculative in nature and involve a high degree of risk. Only persons who can afford to lose their entire investment should purchase them. Therefore, each prospective investor should, prior to purchase, consider very carefully the following risk factors among other things, as well as all other information set forth in this prospectus.



	This Prospectus contains "forward looking statements" within the  meaning  of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of  the
Securities Act of 1934, as amended,  and  as  contemplated  under the  Private
Securities Litigation Reform Act of 1995. This includes statements  regarding, among other items, the  Company's  business  strategies,  continued  growth in the Company's markets, projections, and anticipated trends  in  the  Company's business and the industry in which it operates.  The words "believe," "expect,"
"anticipate,"   "intends,"  "forecast,"  "project,"  and  similar  expressions identify forward- looking statements.  These  forward-looking  statements  are based largely on the Company's expectations and are subject  to  a  number  of risks and uncertainties, certain of which  are  beyond  the  Company's control.
The Company cautions that these statements are further qualified by  important factors that could cause actual results to differ materially from those in the forward looking statements, including  those  factors  described  under  "Risk
Factors" and elsewhere herein  In light of these risks and uncertainties,there can be no assurance that the forward-looking  information  contained  in  this
Prospectus will in fact transpire or  prove  to  be  accurate.  All subsequent written and oral forward-looking statements  attributable  to  the  Company or persons acting on its behalf are expressly qualified in their entirety by this section.


There is uncertainty due to Year 2000 problem.
The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using the year 2000 date is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date.
 The effects of the Year 2000 issue may be experienced before, on, or after January 1, 2000, and if not addressed, the impact on operations and financial reporting may range from minor errors to significant system failure which could affect the Company's ability to conduct normal business operations.
This creates potential risk for all companies, even if their own computer systems are Year 2000 compliant. It is not possible to be certain that all aspects of the Year 2000 issue affecting the Company, including those related
to  the   efforts   of  customers,  suppliers, or other third parties, will be fully resolved.

	The Company's Year 2000 plans are based on management's best estimates. Based on currently available information, management does not believe that the  Year
2000 issues will have a material adverse  impact on  the  Company's  financial condition or results of operations; however, because  of the  uncertainties in this area, no assurances can be given in this regard.


Nature Treat's operations are subject to a great many federal, state and local requirements which regulate health, safety, environment, zoning and land-use. Heavy regulation by the Environmental Protection Agency can have severe consequences on the operations of Nature Treat. The various regulations that Nature Treat is and can be subject to have the potential to greatly affect processes of operation and various costs of operations. Regulations also subject Nature Treat to potentially substantial fines and possible criminal sanctions.




Furthermore, future changes in regulations could have drastic effects on the methods of handling and disposal of pollutants that are an intrical part of Nature Treat's business.

Because of the inherently dangerous materials that Nature Treat is involved with, Nature Treat subjects itself to the potential of substantial liabilities. There is no assurance that material liabilities and other costs will not be incurred. Because of increasingly strict governmental regulations in areas concerning Nature Treat, there is even greater chance of incurring liabilities and other costs. This can add substantial costs to the continued operations of Nature Treat on environmental projects.

More specifically, Nature Treat subjects itself to possible liability for failure of its products to perform. No two clean up projects are similar and it would stand to reason that each operation brings its own challenges. Due to the nature of Nature Treat's business, the Company subjects itself to liabilities involved where Nature Treat actually makes a clean up project worse than before the actions of Nature Treat, Inc..

Additionally, Nature Treat runs the risk of creating its own environmentally unsafe conditions with the materials and processes used in creating Nature Treat, Inc..

Once Nature Treat, Inc. are created, Nature Treat has little, if any, control of how its products are applied. Both properly and improperly applied products could result in potential liability to Nature Treat. Equally unforeseeable, are the long-term consequences of the uses of Nature Treat on environmental projects and the possible liabilities incurred.


Natures Treat faces substantial competition in the marketing and sale of its products. Nature Treat shall compete with numerous other companies, many of which have established reputations, and some which are better financed than Nature Treat.

Nature Treat was incorporated in Mid-1999 and has no significant operating history upon which to a judgment of Nature Treat's performance. There can be no assurance that Nature Treat's business or services will be successful or that Nature Treat will be able to achieve or maintain profitable operations.


Item 3.   Description of Properties.

The corporation currently maintains an office at 111 Tubing Road, Broussard, LA 70518. This property is currently leased. See attached exhibit of lease.


Item 4.   Security Ownership of Certain
Beneficial Owners and Management

The following table sets forth, as of the date of this Prospectus, the outstanding Shares of common stock of the Company owned of record or beneficially by each person who owned of record, or was known by Integrated to own beneficially, more than 5% of Nature Treat, Inc. Common Stock, and the name and share holdings of each officer and director and all officers and directors as a group.


Title of Class       Name and           Amount and            Percent of
                     Address of         Nature of             Class
                     Beneficial         Beneficial
                     Owner              Owner
--------------------------------------------------------------------------
Common Stock         Live Oak           1,621,667             14.7%
                     Properties &       shares
                     Investments,Inc.
                     P.O.Box 506
                     Scott, LA
                     70583.  (Ed
                     Wilkerson)
--------------------------------------------------------------------------
Common Stock         James Robert       10,000 shares          .1%
                     Allen, Jr.
                     P.O. Box 271
                     Sedalia, KY
                     42079.
                     (Gifted by
                     George
                     LeBlanc
--------------------------------------------------------------------------
Common Stock         Alliance            30,000 shares          .3%
                     Investments,
                     Inc.  P.O.
                     Box 572833
                     Houston, TX
                     77257
                     Daniel B.
                     Evans.
                     (Gifted by
                     John L.
                     Hunt)
---------------------------------------------------------------------------
Common Stock         Shannon W.           10,000 shares          .1%
                     Berger  828
                     Wax Myrtle,
                     Houston, TX
                     77079
                     (Gifted by
                     John L. Hunt)
---------------------------------------------------------------------------
Common Stock         Dillon Coleman        10,000 shares          .1%
                     P.O. Box
                     1042, China,
                     TX  77613
                     (Gifted by
                     John L.Hunt)
--------------------------------------------------------------------------
Common Stock         Gene Drake            150,000 shares          1.4%
                     5614
                     Waterleaf Lane,
                     Houston, TX,
                     77088
                     (Gifted by
                     John L.Hunt)
__________________________________________________________________________
Common Stock         John L. Hunt          1,226,666 shares        11.1%
                     9607
                     Yearling Ct.
                     Houston, TX
                     77065
--------------------------------------------------------------------------
Common Stock         Joshua A. Hunt          60,0000 shares          .5
                     6122
                     Longflower Ln.,
                     Kingwood,
                     TX.  77345
                     (Gifted by
                     John L. Hunt)
--------------------------------------------------------------------------
Common Stock         Lyndia L.                10,000 shares          .1%
                     Hunt 12502
                     Seattle Slew
                     # 1124,
                     Houston TX,
                     77065
                     (Gifted by
                     John L.
                     Hunt)
--------------------------------------------------------------------------
Common Stock         Arthur L.                 100,000 shares        .9%
                     Kearney
                     P.O. Box
                     815,
                     Wharton, TX,
                     77488
                     (Gifted by
                     John L.
                     Hunt)
--------------------------------------------------------------------------
Common Stock         Tammy R. Lara              100,000 shares       .9%
                     17823
                     Poppy Tr.,
                     Houston TX,
                     77084
                     (Gifted by
                     John L.
                     Hunt)
--------------------------------------------------------------------------
Common Stock         George P.                   181,666 shares      1.6%
                     LeBlanc 111
                     Tubing Road,
                     Broussard,
                     LA 70518
--------------------------------------------------------------------------
Common Stock         Paige M.                     48,267 shares       .4%
                     LeBlanc  120
                     Aaron Dr.,
                     Lafayette,
                     LA  70508
                     (Gifted by
                     George P.
                     LeBlanc)
--------------------------------------------------------------------------
Common Stock         Stacey L.                    48,266 shares       .4%
                     LeBlanc 120
                     Aaron Dr.,
                     Lafayette,
                     LA  70508
--------------------------------------------------------------------------
Common Stock         Sincclair                   1,515,001            14%
                     Environmental               shares
                     Services,
                     Inc. 1312
                     Roper Dr.,
                     Lot 6,
                     Scott, LA
                     70583
                     (George
                     LeBlanc)
--------------------------------------------------------------------------
Common Stock         Kristen F.                   10,.000 shares      .1%
                     Starks  2771
                     Nichol-
                     Sibley,
                     Merryville,
                     LA 70653
                     (Gifted by
                     John L.
                     Hunt)
--------------------------------------------------------------------------
Common Stock         Cleo E.                       45,000 shares      .4%
                     Wilkerson
                     Jr.  P.O.
                     Box 92101,
                     Lafayette,
                     LA  70509
                     (Gifted by
                     Ed
                     Wilkerson)
--------------------------------------------------------------------------
Common Stock         Cleo E.                        50,000 shares     .5%
                     Wilkerson,
                     Sr.  111
                     Tibing Rd.,
                     Broussard,
                     LA, 70518
--------------------------------------------------------------------------
Common Stock         Connie S.                      10,000 shares     .1%
                     Gregory,
                     13815
                     Boudreaux
                     Estate
                     Drive, Tom
                     Ball, TX
                     77357
                     (Gifted by
                     John  L.
                     Hunt)
--------------------------------------------------------------------------
Common Stock         Katelyn P.                      48,267           .4%
                     LeBlanc
                     Trustee
                     Paige M.
                     LeBlanc
                     1312 Roper
                     Drive Lot 6,
                     Scott, LA
                     70583
                     (Gifted by
                     George
                     LeBlanc
--------------------------------------------------------------------------
Common Stock         Stacey L.                      10,000 shares     .1%
                     LeBlanc
                     Trustee for
                     Jennifer L.
                     Allen, P.O.
                     Box 271
                     Sedalia, KY
                     42079
--------------------------------------------------------------------------

Total Shares Outstanding : 11,050,000 shares

None of the Officers, Directors or existing shareholders have the right to acquire any amount of the Shares within sixty days from options, warrants, rights, conversion privilege, or similar obligations.


Item 5. Directors, Executive Officers, Promoters, and Control Persons

The names, ages, and respective positions of the directors, officers, and significant employees of the Company are set forth below. All these persons have held their positions since its inception.. Each director and officer shall serve for a term ending on the date of the third Annual Meeting. There are no other persons which can be classified as a promoter or controlling person of Integrated.

Name                         Age                    Position
----------------------------------------------------------------------------
Ed. C. Wilkerson              49                    Chairman, Officer,
                                                    Director
----------------------------------------------------------------------------
George P. LeBlanc             61                    President, Officer,
                                                    Director
----------------------------------------------------------------------------
John L. Hunt                  43                    Secretary/Treasurer
----------------------------------------------------------------------------

                                   Resumes

Name                            C. Edward Wilkerson
DOB                             July 15,1951
Marital Status                  Married, Three Children, 27,21,17
Health Status                   Excellent (H.L. Gardiner, M.D. Crowley,
                                La.)
Place of Residence              Crowley, Louisiana (Own home for twenty
                                years)

Education                      High School

                               U.S. Military			 G.E.D.

Colleges Attended              Louisiana State University-Eunice
                               Louisiana State University-Baton Rouge
                               University of Southwestern Louisiana
                               California Coast University

Degree's attained              Associate of Arts, Liberal Arts
                               Associate of Arts, Fire Science+
                               Bachelor of Science, Management
                               Master's of Business Administration*

                        +Lack one math course to complete this degree.

                        *Lack completion of thesis for this degree.

Over the years I have returned to college, whenever possible to update my knowledge of the Environmental, Safety, and Emergency Response fields. The following is a list of courses that I have taken in these areas at university for one full semester,in addition to my degrees.My total college hours are 286.

Introduction to Fire Science        Fire Protection Design & Codes
Industrial Fire Protection          Fire Protection Systems & Equipment
Principles of Teaching Safety       Industrial Safety
Hazardous Materials                 Field Hydraulics
Arson Investigation                 Environmental Law
The Safety Professional             Advanced Hazardous Materials
Post Accident Investigation         Advanced Arson Investigation
Introduction to Forensic Science

The following is a list of short courses taken over a period of days either at University or with private companies.

 "How to develop a Hazardous Materials Training Program for Your
  Company"

 "How to Successfully Market your firm with Superfund Contractors"

 "How to win Federal Contracts"

 "Emergency Response & Clean-Up"

 "Dock and Harbor Safety"

 "O.S.H.A. 40 Hour Hazardous Materials"

 "O.S.H.A. 24 Hour Spill Response School

 "O.S.H.A. 40 Hour Asbestos Worker"

 "O.S.H.A. 24 Hour Hazardous Materials Supervisor"

 "O.S.H.A. 8 Hour Asbestos Removal Supervisor"

 "O.S.H.A. 64 Hour Incident Command School"

 "U.S. Fire Academy/Industrial & Hazardous Materials Fires"

 "Louisiana State University Fire School/B.L.E.V.E.

 "Advanced Environmental Project Management"

 "What Does M.S.D.S. Mean To Your Company"

 "29-13 And What Does It Mean To Your Company"

 "A Number of O.S.H.A. 8 Hour Refresher Courses"

Military Experience           1969 to 1971          Classified at this	time
                                                    By the United States
                                                    Department of Defense.


Work Experience  Nature Treats, Inc - General Partner/President. Company sell
                 environmental   products  to  environmental  companies   and
                 provides technical assistance to its customers.

                 Wilkerson & Associates. Inc. - Owner/President/Senior Consultant. Company that provided environmental consultation to its customers,to include; planning and design of projects, bidding of projects, oversight of projects, Phase I & II Environmental Site Assessments (A.S.T.M.), Internal company environmental audits, equipment evaluation, equipment design, oversight of equipment construction.

                 Wilkerson Firms, Inc. - Owner/Manager. Raise commercial beef cattle for the U.S. Market.

                 Ventroy Environmental Services, Inc. Project Manager. Did bidding, design and over saw completion of remediation projects. Controlled all money on projects.

                 O.H.M. Corporation - Project Manager. Did bidding, design and over saw completion of large remediation projects and emergency response projects. Did several U.S.E.P.A. SUPERFUND sites. Also set up tank cleaning Division For Southern United States. Controlled all project funds.

                 National Environmental Service, Inc. - General
                 Manager. N.E.S.I. is a division of Berthurm
                 Laboratories, Inc. N.E.S.I. purchased the assets of Energy Industries, Inc. therefore it did the same Things.

                 Energy Industries, Inc. - Stockholder/General Manager. Energy industries, Inc. Disposed of Non-Hazardous oilfield waste by use of a rotary kiln developed, designed, and constructed by me. Energy also sold marine fuel, sold drilling mud, sold drilling chemicals, cleaned boat tanks and barges, treated oil field pits, and did loading and off-loading of work boats. Energy Industries, Inc. had several locations in Texas and Louisiana and had in excess of 250 employees.

                 The Western Company - (Management Trainee) - Worked in all aspects of their business. Their business consisted of cementing oil wells, acidizing wells, and fracturing wells.





Awards, Certifications & Professional Memberships

Certified to remove underground storage tanks in the State of Louisiana

Certified to remove underground storage tanks in the State of Mississippi

Certified by the World Safety Organization an arm of the United Nations as a Certified Hazardous Materials Technician (CHMT 5). Highest rating given. Rating given by testing.

Member of the World Safety Organization

Member of the International Fire Service Training Association.
(No. 0309907-1)

Selected as a "Collegiate Scholastic All-American"

Selected as one of the "Outstanding College Students of America"

Chosen as Louisiana's Outstanding Young Man in 1984 by the Young Democrats of Louisiana.

Chosen as one of "America's Outstanding Young Men" in 1984 by the U.S. Jaycees Outstanding Young Man Program.

Recognized nationally by St. Jude's Children's Hospital in 1984 as an outstanding fundraiser.

Member of OMNI, worldwide organization; IQ of 150 or above, by test, required for membership.

Member for life of the Republican Senatorial Inner Circle.

Member of the Louisiana Democratic Party Finance Council for two years.

Delegate to the Louisiana Democratic Party State convention, twice.

The following is a list of projects done by myself either when with one of the companies I worked for of Wilkerson & Associates. The list is certainly not a complete list of all projects that I have ever done, but rather is given to show the diversity of projects handled.

R & B Falcon Drilling, soil remediation of hydrocarbon contaminated soils at equipment yard. $75,000.00

R & B Falcon Drilling, designed and constructed wash water recycling system. $23,000.00

Exxon, brought incineration unit on barge to Valdez.Ala" U.S.A. to participate in Exxon Valdez clean up. $5,385,000 00

Phase I site acessment for Plaucheville Bank. $1200.00

Phase I site acessment for Gauthier Reality. $ 900.00

Recycling Remedies, Inc. Closure of salt water injection site along with dock and solids handling facility and dock. $54,000.00

Oxy Chemical. Emergency Response, Chemical Spill in Plant, $9,000.00

Berwick Bay Oil Company. General soil remediation of tank farms, venting and biological treatment. $300,000-00

Exxon, Demolition of tank farm (100,000 bbl tanks) $375,000.00

Dow Chemical, Pipeline cleaning and disposal, $40,000.00

Illinois Central Railroad, Emergency Response, Overturned rail car (propane). $50.00 00

Illinois Central Railroad, Emergency Response, Overturned rail car (Vinyl Chloride), $19,000.00

DelTech Chemicals, Emergency Response, Pipeline rupture (Styrene) $250,000.00

Oxy Chemicals, Water Treatment, Dewatering and solidification, $3,000,000.00

Baltimore Gas & Electric, PCB disposal, $12,000.00

Atlas Processing; Tank Cleaning (10,000 bbl tanks) $450,000 00

Georgia Gulf, Tank Cleaning (100,000 bbl tanks) S600,000.00

AT&T, Tank removal $12,000.00

USEPA/Richhold Chemical; (Superfund Site), Asbestos encapsulation, abatement and general remediation

USEPA / Southeastern Wood Preserving, ( Superfund Site ), Microbiological treatment of creosote contaminated soil, $1,790,000.00

Star Industries; Tank cleaning (floating roof tanks 100,000 bbl)

Exxon, Valdez oil spill, Incineration of spill material, $5,200,000.00

Bass Environmental Worldwide, Fujairan oil spill U.A.E., oil spill in the Gulf

ERHC; soil remediation and biological treatment of oil contamination $45,000.00

Shell Refining, solidification of waste ponds, $550,000.00

Star Chemicals, chemical fixation of sludge waste, $300,000.00

Chevron, Cleaning of cooling towers and disposal of microbiocide. $250,000.00

Cleveland Properties; Underground Storage Tank removal, $20,000.00

Cleveland Properties; Phase I environmental assessments



                                    RESUME

George P Leblanc
1 1 1 Tubing Road
Broussard, La. 70518
Personal Data                      DOB                  9/8/39
                                   Marital status       Divorced
                                   Children             Three
                                   Height               5'10"
                                   Weight               190
                                   Health               Excellent
                                   Disabilities         None
Education                          Erath High School    Graduated 1957
                                   College U.S.L.   Graduated 1961-1964
                                                    B.S. Management
Military Service                   United States Marine Corps 1957-1961
Military Police                    Yokohama, Japan
                                   Honorable Discharge 1961
                                   Rank Sargeant

Work Experience                    Allstate Insurance   1964-1984 Owned
                                                        Agency, Retired
                                                        after 20 Years,
                                   ERHC                 Environmental
                                                        Division
                                                        Manager, ERHCis
     	                                                  Publicly traded
                                                        company on the
                                                        NASDAQ
                                                        Oversaw many
                                                        types of
                                                        Environmental
                                                        projects From
                                                        bidding to
                                                        completion
                                                        To include

                                                        Bioremediation
                                                        Incineration,
                                                        solidification
                                                        Tank cleaning,
                                                        pit cleaning
                                                        And Water
                                                        treatment.
                                                        1984 to 1998
                        Wilkerson & Associates          Project Manager
                                                        Oversaw
                                                        environmental
                                                        Projects of
                                                        various types
                                                        1998 to 1999

                         Nature Treat, Inc.             Partner/Owner
                                                          1999 to
                                                          present
                                                          company sells
                                                          environmental
                                                          products

Special Schools                   OSHA                  40 hour Haz Mat
                                  OSHA                  24 hour Spill
                                                        response
                                  OSHA                  40 hour
                                                        Asbestos
                                                        Removal
                                  OSHA                  24 hour Haz Mat
                                                        Supervisor
                                  Private               Project
                                                        Management
                                                        School

Hobbies                           Spectator Sports
                                  (Football, Baseball),
                                  Fishing, etc.








                                 JOHN L. HUNT
                              9607 YEARING COURT
                             HOUSTON, TEXAS  77065

                                   SUMMARY

Motivated professional who welcomes challenges and problem solving. Works diligently to create a safe and well maintained a working environment. Interfaces effectively with all levels of employees and management. Has the knowledge and ability to handle trouble shooting, company liasion, also an onsite supervisor. A multifunction Individual with the drive and determination to get the job done.

                                  EXPERIENCE
Synergistic Technologies, Inc. - Houston, Texas
1998-1999 Manufacturer of bio-remeidation chemicals for tank cleaning, degassing and soil remediation of hydrocarbon contamination.

President/CEO - Project Manger
Headed up sales & field operations.
Implemented new blending and manufacturing techniques for bioremediation chemicals. Designed brochure. Designed and edited sales and training videos. Administered all regulatory applications with states & federal agencies. Established client base with major & privately held oil companies.
Centex Remediation Services, Inc. - Houston, Texas
1994-1998
Oil field services & environmental company.

President/CEO - Project Manager

Headed up field operations.
Had responsibility to manage a 15 man crew for tank cleaning, tank demolition and soil remediation of hydrocarbon contamination. Made all site evaluations and site preparations for job startup. Trained personnel in all aspects of safety, demolition techniques, tank cleaning and site remediation. Handled all state and federal regulations for work permits.

CRS Safety Systems, Inc., - Houston Texas
1988-1994 Oil field services company for installation of gas extraction units safety shut down equipment.

Project: Manager -
Promoted from field technician to operations manager of company.
Managed 8 man crew for installations of gas extraction units.
Set records for removal and reerect of 120 ton gas extraction units. Implemented new and innovative cost saving ways of utilizing man power to save the company and the client money.

JLP Resources, Inc, -Houston, Texas
1985-1988 Oil field services company for the demolition and retrofitting of oil field equipment.


Vice-President - Project Manager field operations -
Managed 35 man crew for the removal and demolition / retrofitting of oil/gas, oil/gas equipment throughout the southwest and central United States. Generated all projects. Handled all site inspections and site preparations. Prepared all bids & job quotes.

J.L.  Hunt & Associates, Inc. - Dallas/Houston, Texas
1982-1985
oil & gas exploration company - drill, test & produce - Texas & Kentucky.

President/CE0
Located potential drilling sites thru production reports, LANDSAT photography and offset wells, Raised capital for drilling and completion operations. Onsite permitting, drilling, testing & completion. Handled all revenues of working interest and royalties.

Smith Tool Company - Houston, Texas
1980-1982 Manufacturer of oil tools.

Field Technician/Warehouse Rep. - Warehouse Operations
Handled all shipping and receiving for warehouse Operations.
Inventory control. Field Technician/Sales Rep of drill bits and downhole tools for onshore and offshore operations.
Writtenup in Smith Tool Corporate Magazine for outstanding employee in job performance and reliability.


Overall job qualifications:
Performed daily management tasks, safety meeting, job logistics, site preparations, forecasting & job costs. Corporate liaison, handling any trouble shooting task between company & client. Onsite supervisor, team leader & handling employee direction. Prepare job bids & site inspections. Sales,
budget  forecasting  &  sales  projections.  Specialist  in   bioremediation.
Specialist in tank cleaning and degreasing. Videos for marketing and training. Handled state and federal permits and adherences.

                                  EDUCATION
1) STEPHEN F. AUSTIN UNIVERSITY - Nacogdoches, Texas - 2 years
2) 40 Hour HAZWOPER training. 8  Hour Confined space training.
3) 8 Hour CPR training.  8 Hour First Aid training
4) Technical data field Lab for analysis of TPH and Salinity test/Dexsil Labs
5) Heavy equipment operator - Forklift, Backhoe, Trackhoe, Mobile Crane
   & Dozer


None of the Officers and Directors have been involved in legal proceedings that impair their ability to perform their duties as Officers and Directors.

There is no family relationship between any of the officers or directors.


Item 6.   Executive Compensation

Name and Principal  Year Salary   Bonus   Other annual Compensation
Position
C. Edward
Wilkerson,
Chairman of
the Board
2000                $42,000       0       $5,400 a year for a car lease

George
LeBlanc,
President.
2000                $42,000       0       $5,400 a year for a car lease

Johnny Lee
Hunt,
Secretary-
Treasurer
2000                $42,000       0       $5,400 a year for a car lease

There is no long term compensation plans, restricted stock rewards, or any other long term compensation

Item 7.   Certain Relationships and Related Transactions.

Currently, Nature Treat, Inc. leases its office space from Great Plains Oil & Gas, Inc.. Great Plains is affiliated with C. Edward Wilkerson. Mr. Wilkerson is an officer, director, and major shareholder of Nature Treat, Inc. Other than this, there are no relationships, transactions, or proposed transactions to which the registrant was or is to be a party, in which any of the named persons set forth in Item 404 of Regulation SB had or is to have a direct or indirect material interest. There have been no transactions with promoters.


Item 8.   Legal Proceedings.

Nature Treat is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against Integrated has been threatened

Item  9.    Market  Price of and Dividends  on  the  Registrant's
            Common Equity and Related Stockholder Matters.

            Registrants common stock is not traded on any exchange.

            The Registrant has never paid a cash dividend and has no present intention of so doing.

Item 10.    Recent Sales of Unregistered Securities.



Item 11.   Description  of  Registrant's  Securities   to   be   Registered.

The securities of Nature Treat to be registered are common stock with $0.001 par value. The shares are non-assessable, without non-cumulative voting, but with pre-emptive rights There are currently 11,050,000 shares outstanding in Nature Treat, Inc.

Item 12.  Indemnification of Directors and Officers.

Insofar as indemnification for liabilities arising under the federal securities laws may be permitted to directors and controlling persons of the issuer, the issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the law and is, therefor, unenforceable. In the event a demand for indemnification is made, the issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the law and will be governed by the final adjudication of such issue.

Item 13.  Financial Statements and Supplementary Data.

See attached exhibit.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.


None.



Item 15.  Financial Statements and Exhibits.

See Exhibit 1.1 attached below.


SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.




By: /s/

	C. Edward Wilkerson.





EXHIBIT INDEX


1.1                  Nature Treat Financials
2.1                  Acquistion Agreement. (Amstar, Nature Treat)
3.1                  Amstar Articles of Incorporation
3.2                  Amstar Amended Articles of Incorporation
                     (Name change to Nature Treat, Inc.)
3.3                  Amstar ByLaws
24.1                 Power of Attorney